255 Fiserv Drive
Brookfield, Wisconsin 53045
April 9, 2019

You are cordially invited to attend the annual meeting of shareholders of Fiserv, Inc. to be held at our office in Brookfield, Wisconsin on Wednesday, May 22, 2019 at 10:00 a.m. (CT). Information about the meeting and the matters on which shareholders will act is set forth in the accompanying Notice of 2019 Annual Meeting of Shareholders and Proxy Statement. You can find financial and other information about Fiserv in our Form 10-K for the fiscal year ended December 31, 2018. We welcome your comments or inquiries about our business that would be of general interest to shareholders during the meeting.

We urge you to be represented at the annual meeting, regardless of the number of shares you own or whether you are able to attend the annual meeting in person, by voting as soon as possible. Shareholders can vote their shares via the Internet, by telephone or by mailing a completed and signed proxy card (or voting instruction form if you hold your shares through a broker).

Sincerely,



Jeffery W. Yabuki
President and Chief Executive Officer

fiserv.

Notice of 2019 Annual Meeting of Shareholders

Time and Date:
Wednesday, May 22, 2019 at 10:00 a.m. (CT)

Place:
Fiserv, 255 Fiserv Drive, Brookfield, Wisconsin 53045

Matters To Be Voted On:
1.   Election of ten directors to serve for a one-year term and until their successors are elected and qualified.

2.   Approval of the Fiserv, Inc. Amended and Restated Employee Stock Purchase Plan.

3.   Approval, on an advisory basis, of the compensation of our named executive officers.

4.   Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019.

5.   Shareholder proposal requesting the company provide a political contribution report, if properly presented.

     Any other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Who Can Vote:
Holders of Fiserv stock at the close of business on March 25, 2019.

Date of Mailing:
On April 9, 2019, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.

By Order of the Board of Directors,

Lynn S. McCreary
Secretary
April 9, 2019

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 22, 2019: The proxy statement, 2018 Annual Report on Form 10-K and the means to vote by Internet are available at http://www.proxyvote.com.



Proxy Statement Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting

Time and Date: Wednesday, May 22, 2019 at 10:00 a.m. (CT)

Place: Fiserv
255 Fiserv Drive
Brookfield, Wisconsin 53045

Record Date: March 25, 2019

Voting: Shareholders as of the record date are entitled to vote: by Internet at www.proxyvote.com; by telephone at 1-800-690-6903; by completing and returning a proxy or voter instruction card; or in person at the annual meeting (shareholders who hold shares through a bank, broker or other nominee must obtain a legal proxy from the bank, broker or other nominee granting the right to vote).

Proxy Statement

This proxy statement is furnished in connection with the solicitation on behalf of the board of directors of Fiserv, Inc., a Wisconsin corporation, of proxies for use at our 2019 annual meeting of shareholders. This proxy statement is being made available on or about April 9, 2019 to our shareholders entitled to vote at the annual meeting.

Purposes of Annual Meeting

Agenda Item	Board Vote Recommendation	Page Reference for More Detail
1. Election of Directors The board of directors has nominated ten individuals for election as directors. All nominees are currently serving as directors and all, except Mr. Yabuki, our president and chief executive officer, are independent. We believe that each nominee for director has the requisite experience, integrity and sound business judgment to serve as a director.	FOR each Director Nominee	12
2. Approval of Fiserv, Inc. Amended and Restated Employee Stock Purchase Plan ("Amended ESPP") Our board of directors is seeking shareholder approval of the Amended ESPP to allow employees to continue to have the opportunity to purchase shares of our common stock on favorable terms in order to further align their interests with those of our shareholders.	FOR	30

Agenda Item	Board Vote Recommendation	Page Reference for More Detail
3. Advisory Vote on Named Executive Officer Compensation The board of directors is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our compensation program for our named executive officers is designed to create long-term shareholder value by rewarding performance as described in the "Compensation Discussion and Analysis" section of this proxy statement.	FOR	34
4. Ratification of Appointment of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm As a matter of good corporate governance, the audit committee of the board of directors is seeking ratification of its appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019.	FOR	67
5. Shareholder Proposal Requesting a Political Contribution Report (if properly presented) We are already subject to political contribution limits and disclosure requirements under federal, state and local laws. Because this proposal would not provide meaningful additional information to shareholders, as further described herein, we do not believe that this proposal is in the best interest of our company or our shareholders.	AGAINST	69

Executing on Our Strategy

In 2018, we generated GAAP revenue growth of 2% and internal revenue growth of 4.5% compared to 2017 as well as GAAP earnings per share from continuing operations of $2.87 and adjusted earnings per share of $3.10. This represents a slight increase in GAAP earnings per share from continuing operations, and a 25% increase in adjusted earnings per share, compared to 2017, in each case as adjusted for the two-for-one split of our common stock completed in March 2018. We had net cash provided by operating activities of $1.55 billion and free cash flow of $1.31 billion in 2018, a 5% and 7% increase, respectively, compared to the prior year. We also made progress in strategic areas that we believe will enhance our future results, and we continued to enhance our level of competitive differentiation which we believe is essential to sustaining future growth. As discussed further in the "Compensation Discussion and Analysis" section of this proxy statement, our named executive officer compensation for 2018 was paid or awarded in the context of these results.

Internal revenue growth, adjusted earnings per share and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for information regarding these measures and reconciliations to the most directly comparable GAAP measures.

Recent Governance Matters

In 2018, we added a new independent director to our board, making him the fourth new independent director to join our board in the last five years.

Recent Compensation Matters

In 2018, our compensation committee granted performance share units to all our named executive officers with a three-year performance period. The number of shares issued at vesting will be based on the company's achievement of internal revenue growth goals (60%) and total shareholder return as compared to the S&P 500 Index (40%), subject to attaining a threshold level of adjusted income from continuing operations over such three-year period. In 2018, about three-quarters of the compensation we awarded to all our named executive officers was in the form of equity.

In 2018, to further align the terms of the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") with current best practices, our compensation committee approved amendments to our Incentive Plan to, among other things, impose a one-year minimum vesting requirement for equity awards, prohibit the cash buyout of underwater stock options, and clarify that certain shares cannot be re-credited to the Incentive Plan reserve.

Our compensation committee also added a performance objective to our named executive officers' cash incentive awards for 2018 performance based on the committee's assessment of progress with respect to strategic initiatives including employee engagement and client initiatives.

We encourage you to review the entire "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under "Executive Compensation."

Recent Developments

On January 16, 2019, we announced that we had entered into a definitive merger agreement to acquire First Data Corporation ("First Data") in an all-stock transaction for an equity value of approximately $22 billion as of the announcement. The transaction is expected to close during the second half of 2019, subject to customary closing conditions, regulatory approvals and shareholder approval for both companies. The special meeting of Fiserv shareholders to approve the issuance of shares in connection with the transaction will be held on April 18, 2019 and is subject to a separate notice of special meeting and joint proxy and consent solicitation statement/prospectus.

Fiserv and First Data have agreed to certain governance terms in the merger agreement which will become effective as of the effective time of the merger. At the effective time, the Fiserv chief executive officer will continue to serve as the chief executive officer of Fiserv and become the chairman of the board of directors of Fiserv, and the First Data chief executive officer will become the president and chief operating officer of Fiserv and will serve as a Fiserv director. In addition, at the effective time of the merger, the board of directors of Fiserv will consist of ten directors. Six of the directors will be individuals designated by Fiserv, consisting of five independent directors of Fiserv and the Fiserv chief executive officer, and four of the directors will be individuals designated by First Data, consisting of two independent directors of First Data, the First Data chief executive officer and one director of First Data designated by and affiliated with New Omaha Holdings L.P. ("New Omaha"), which is expected to own approximately 16% of our outstanding shares upon the closing of the merger, in accordance with a shareholder agreement between Fiserv and New Omaha. At the effective time, a director designated by Fiserv will be appointed as the lead independent director of the board. In addition, at the effective time, the board of directors of Fiserv will have at least three standing committees: (1) an audit committee; (2) a compensation committee; and (3) a nominating and corporate governance committee, each with three to four members and at least one qualified director designated by First Data. At the effective time, the chairperson of the compensation committee will be a director designated by First Data. As of the date of this proxy statement, other than as indicated above, the individuals to serve on the Fiserv board at the effective time have not been determined.

We encourage you to review the "Corporate Governance – First Data Transaction" section of this proxy statement for a more detailed description of anticipated corporate governance changes.

Compensation Practices

What We Do

✔ Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

✔ We provide cash incentive awards based on achievement of annual performance objectives and equity compensation that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time.

✔ In furtherance of our pay-for-performance philosophy, we grant performance share units. The number of shares issued at vesting will be determined by the achievement of performance goals over a three-year period.

✔ We have a stock ownership policy that requires our directors and executive officers to acquire and maintain a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.

✔ We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✔ We have a compensation recoupment, or "clawback," policy.

What We Don't Do

✘ We don't provide separate pension programs or a supplemental executive retirement plan to our named executive officers.

✘ We don't have excise tax gross-up arrangements with any of our executive officers.

✘ We generally don't provide significant personal-benefit perquisites to our named executive officers.

Board Nominees

The board met seven times during 2018 and each of our directors attended 75% or more of the aggregate number of meetings of the board and the committees on which he or she served, in each case while the director was serving on our board of directors or such committees, as applicable, during 2018. The following table provides summary information on each director nominee. All candidates were nominated in accordance with the company's governance guidelines. For more information about each director nominee, please see their full biographies beginning on page 13. In addition, please see page 24 for more information on how the proposed acquisition of First Data would impact the composition of our board of directors.

Name	Age	Director Since	Principal Occupation	Independent	Current Committee Memberships
Alison Davis	57	2014	Advisor, Fifth Era	✔	Audit
Harry F. DiSimone	64	2018	President, Commerce Advisors, Inc.	✔	Compensation
John Y. Kim	58	2016	Retired; Former President, New York Life Insurance Company	✔	Audit
Dennis F. Lynch	70	2012	Retired; Former Chairman, Cardtronics plc	✔	Compensation Nominating and Corp. Governance*
Denis J. O'Leary	62	2008	Investor	✔	Audit* Nominating and Corp. Governance
Glenn M. Renwick	63	2001	Chairman, Fiserv, Inc.	✔	
Kim M. Robak	63	2003	Partner, Mueller Robak, LLC	✔	Compensation Nominating and Corp. Governance
JD Sherman	53	2015	President and Chief Operating Officer, HubSpot, Inc.	✔	Audit
Doyle R. Simons	55	2007	Retired; Former President and Chief Executive Officer, Weyerhaeuser Company	✔	Compensation*
Jeffery W. Yabuki	59	2005	President and Chief Executive Officer, Fiserv, Inc.		

* Committee Chair

Proxy and Voting Information

The board of directors of Fiserv, Inc., a Wisconsin corporation, is soliciting proxies in connection with our annual meeting of shareholders to be held on Wednesday, May 22, 2019 at 10:00 a.m. (CT), or at any adjournment or postponement of the meeting. On April 9, 2019, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders entitled to vote at the annual meeting.

Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations adopted by the Securities and Exchange Commission, we may furnish our proxy statement and annual report to shareholders of record by providing access to those documents via the Internet instead of mailing printed copies. The notice you received regarding the Internet availability of our proxy materials (the "Notice") provides instructions on how to access our proxy materials and cast your vote via the Internet, by telephone or by mail.

Shareholders' access to our proxy materials via the Internet allows us to reduce printing and delivery costs and lessen adverse environmental impacts. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting those materials.

Solicitation of Proxies

We will pay the cost of soliciting proxies on behalf of the board of directors. Our directors, officers and other employees may solicit proxies by mail, personal interview, telephone or electronic communication. None of them will receive any special compensation for these efforts.

We have retained the services of Georgeson LLC ("Georgeson") to assist us in soliciting proxies. Georgeson may solicit proxies by personal interview, mail, telephone or electronic communications. We expect to pay Georgeson its customary fee, approximately $10,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We also have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy materials to beneficial owners of shares. We will reimburse such record holders for the reasonable out-of-pocket expenses incurred by them in connection with forwarding proxy materials. Proxies solicited hereby will be tabulated by an inspector of election, who will be designated by the board of directors and will not be an employee or director of Fiserv, Inc.

Holders Entitled to Vote

The board of directors has fixed the close of business on March 25, 2019 as the record date for determining the shareholders entitled to notice of, and to vote at, the annual meeting. On the record date, there were 392,087,587 shares of common stock outstanding and entitled to vote, and we had no other classes of securities outstanding.

All of these shares are to be voted as a single class, and you are entitled to cast one vote for each share you held as of the record date on all matters submitted to a vote of shareholders.

Voting Your Shares

You may vote:

By Internet
Visit www.proxyvote.com

By telephone
Dial toll-free 1-800-690-6903

By mailing your proxy card
If you requested a printed copy of the proxy materials, mark your vote on the proxy card, sign and date it, and return it in the enclosed envelope.

In person
If you are a shareholder of record you may join us in person at the annual meeting to be held at our Brookfield, Wisconsin headquarters.

Voting through the Internet or by telephone. You may direct your vote by proxy without attending the annual meeting. You can vote by proxy via the Internet or by telephone until 11:59 p.m. (ET) on May 21, 2019 by following the instructions provided in the Notice. Shareholders voting via the Internet or by telephone will bear any costs associated with electronic or telephone access, such as usage charges from Internet access providers and telephone companies.

Voting by proxy card. If you requested a printed copy of the proxy materials, you may vote by returning a proxy card that is properly signed and completed. The shares represented by that card will be voted as you have specified.

Banks, brokers or other nominees. Shareholders who hold shares through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with the Notice or this proxy statement. If you wish to vote in person at the annual meeting, you must obtain a legal proxy from your bank, broker or other nominee giving you the right to vote the shares at the annual meeting.

401(k) savings plan. An individual who has a beneficial interest in shares of our common stock allocated to his or her account under the Fiserv, Inc. 401(k) savings plan may vote the shares of common stock allocated to his or her account. We will provide instructions to participants regarding how to vote. If no direction is provided by the participant about how to vote his or her shares by 11:59 p.m. (ET) on May 19, 2019, the trustee of the Fiserv, Inc. 401(k) savings plan will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received from other participants, except that the trustee, in the exercise of its fiduciary duties, may determine that it must vote the shares in some other manner.

Proxies

Glenn M. Renwick, Chairman of the board of directors, Jeffery W. Yabuki, President and Chief Executive Officer, and Lynn S. McCreary, Chief Legal Officer and Secretary, have been selected by the board of directors as proxy holders and will vote shares represented by valid proxies. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies.

If nothing is specified, the proxies will be voted: "FOR" each of the board's nominees for director; "FOR" proposals two, three and four; and "AGAINST" proposal five, if properly presented at the annual meeting.

Our board of directors is unaware of any other matters that may be presented for action at our annual meeting. If other matters do properly come before the annual meeting or any adjournments or postponements thereof, it is intended that shares represented by proxies will be voted in the discretion of the proxy holders.

You may revoke your proxy at any time before it is exercised by doing any of the following:

- entering a new vote using the Internet or by telephone

- giving written notice of revocation to Lynn S. McCreary, Chief Legal Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045

- submitting a subsequently dated and properly completed proxy card

- attending the annual meeting and voting in person

However, if your shares are held of record by a bank, broker or other nominee, you must obtain a proxy issued in your name from the record holder.

Quorum

The presence, in person or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business. Holders of shares that abstain from voting or that are subject to a broker non-vote will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient votes for a quorum or to approve a proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed, in our sole discretion, in order to permit the further solicitation of proxies.

Required Vote

Proposal	Voting Standard
1. Election of directors	A director will be elected if the number of shares voted "for" that director's election exceeds the number of votes cast "withheld" with respect to that director's election.
2. To approve the Fiserv, Inc. Amended and Restated Employee Stock Purchase Plan	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
3. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
4. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2019	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
5. To vote on a shareholder proposal requesting the company provide a political contribution report, if properly presented at the annual meeting	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.

For each of these proposals, abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on its outcome.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2019 by: each current director and director nominee; each executive officer appearing in the Summary Compensation Table; all directors and executive officers as a group; and any person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock based on our review of the reports regarding ownership filed with the Securities and Exchange Commission in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
T. Rowe Price Associates, Inc.[4] 100 E. Pratt Street Baltimore, Maryland 21202	42,970,342	11.0%
The Vanguard Group, Inc.[5] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	42,550,220	10.9%
BlackRock, Inc.[6] 55 East 52nd Street New York, New York 10055	31,345,393	8.0%
Massachusetts Financial Services Company[7] 111 Huntington Avenue Boston, Massachusetts 02199	23,638,796	6.0%
Jeffery W. Yabuki	3,801,741	1.0%
Robert W. Hau	168,628	*
Lynn S. McCreary	189,225	*
Devin B. McGranahan	67,441	*
Byron C. Vielehr	439,712	*
Alison Davis	25,372	*
Harry F. DiSimone	2,239	*
John Y. Kim	9,759	*
Dennis F. Lynch	55,590	*
Denis J. O'Leary	125,283	*
Glenn M. Renwick	303,529	*
Kim M. Robak	99,808	*
JD Sherman	20,230	*
Doyle R. Simons	179,116	*
All directors and executive officers as a group (15 people)	5,559,134	1.4%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner is care of Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

(2) All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws.

Includes stock options, which, as of March 1, 2019, were exercisable currently or within 60 days: Mr. Yabuki – 3,151,432; Mr. Hau – 139,830; Ms. McCreary – 156,854; Mr. McGranahan – 36,658; Mr. Vielehr – 414,610; Ms. Davis – 19,150; Mr. DiSimone – 960; Mr. Kim – 8,388; Mr. Lynch – 42,008; Mr. O'Leary – 54,512; Mr. Renwick – 83,556; Ms. Robak – 44,124; Mr. Sherman – 12,252; Mr. Simons – 83,556; and all directors and executive officers as a group – 4,313,858.

Includes restricted stock units, which, as of March 1, 2019, would vest within 60 days: Mr. Hau – 25,404.

Includes shares deferred under vested restricted stock units that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Ms. Davis – 6,054; Mr. Lynch – 13,582; Mr. O'Leary – 26,814; Mr. Renwick – 33,794; Mr. Simons – 33,794; and all directors as a group – 114,038.

Also includes shares eligible for issuance in connection with the deferral of cash compensation that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Mr. DiSimone – 265; Mr. Kim – 1,241; Mr. O'Leary – 35,157; Mr. Renwick – 45,191; Mr. Simons – 38,586; and all directors as a group – 120,440.

Mr. Yabuki is a trustee of the Yabuki Family Foundation which holds 350,350 shares of our common stock. As a trustee, Mr. Yabuki has voting and investment power over the shares held by the foundation. These shares are, accordingly, included in his reported beneficial ownership.

(3) On March 1, 2019, there were 391,918,028 shares of common stock outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, and shares deferred pursuant to vested restricted stock units and shares eligible for issuance pursuant to the

non-employee director deferred compensation plan that may be distributed within 60 days, are deemed outstanding for the purposes of calculating the number and percentage owned by such shareholder but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4) Based on a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 14, 2019 with the Securities and Exchange Commission, which indicates that these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser and with power to direct investments and/or sole power to vote the securities. According to the Schedule 13G, Price Associates exercises sole voting power over 13,398,199 of the securities and sole dispositive power over 42,970,342 of the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) Based on a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 11, 2019 with the Securities and Exchange Commission, which indicates that the Vanguard Group exercises sole voting power over 491,257 of the securities, shared voting power over 139,348 of the securities, sole dispositive power over 41,926,383 of the securities and shared dispositive power over 623,837 of the securities. According to the Schedule 13G, Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 365,935 of the securities as a result of VFTC serving as investment manager of collective trust accounts, and Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 378,326 of the securities as a result of VIA serving as investment manager of Australian investment offerings.

(6) Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on February 4, 2019 with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of

dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, BlackRock exercises sole voting power over 27,965,315 of the securities and sole dispositive power over 31,345,393 of the securities.

(7) Based on a Schedule 13G filed by Massachusetts Financial Services Company ("MFS") on February 13, 2019 with the Securities and Exchange Commission, which indicates that these securities are owned by MFS and/or certain other non-reporting entities. According to the Schedule 13G, MFS exercises sole voting power over 22,733,822 of the securities and sole dispositive power over 23,638,796 of the securities.

Proposal 1. Election of Directors

Our Board of Directors

All directors will be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors have been elected and qualified. Please see below under "Corporate Governance – First Data Transaction" for a description of how the proposed acquisition of First Data would impact the composition of our board of directors.

All of the nominees for election as director at the annual meeting are incumbent directors. No nominee for director has been nominated pursuant to any agreement or understanding between us and any person, and there are no family relationships among any of our directors or executive officers. These nominees have consented to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted in favor of the nominees proposed by the board of directors. In the event that any director nominee becomes unavailable for re-election as a result of an unexpected occurrence, shares will be voted for the election of such substitute nominee, if any, as the board of directors may propose. The affirmative vote of a majority of votes cast is required for the election of directors.

Majority Voting

Our by-laws provide that each director will be elected by the majority of the votes cast with respect to that director's election at any meeting of shareholders for the election of directors, other than a contested election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "withheld" with respect to that director's election. In a contested election, each director will be elected by a plurality of the votes cast with respect to that director's election. Once our chairman of the board determines that a contested election exists in accordance with our by-laws, the plurality vote standard will apply at a meeting at which a quorum is present regardless of whether a contested election continues to exist as of the date of such meeting.

Our by-laws further provide that, in an uncontested election of directors, any nominee for director who is already serving as a director and receives a greater number of votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation. The nominating and corporate governance committee of the board of directors will then promptly consider the tendered resignation, and the committee will recommend to the board whether to accept or reject it. Following the board's decision, we will promptly file a Current Report on Form 8-K with the Securities and Exchange Commission that sets forth the board's decision whether to accept the resignation as tendered, including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation. Any director who tenders a resignation pursuant to this provision will not participate in the committee recommendation or the board consideration regarding whether to accept the tendered resignation.

Nominees for Election

Each person listed below is nominated for election to serve as a director until the next annual meeting of shareholders and until his or her successor is elected and qualified. Please see below under "Corporate Governance – First Data Transaction" for a description of how the proposed acquisition of First Data would impact the composition of our board of directors. **The board of directors recommends that you vote "FOR" each of its nominees for director.**

Alison Davis, 57

• Director since 2014

• Audit Committee member

• Experience in global financial services, corporate strategy and financial management

Ms. Davis is an advisor to Fifth Era, a firm that invests in and incubates early stage technology companies, and previously served as its Managing Partner from 2011 to 2015. Prior to Fifth Era, she was the Managing Partner of Belvedere Capital Partners, Inc., a private equity firm serving the financial services sector, from 2004 to 2010. Prior to joining Belvedere, she served as Chief Financial Officer for Barclays Global Investors, an institutional asset manager that is now part of BlackRock, Inc., from 2000 to 2003, a senior partner at A.T. Kearney, Inc., a leading global management consulting firm, from 1993 to 2000, and a consultant at McKinsey & Company, another leading global management consulting firm, from 1984 to 1993.

In the past five years, in addition to Fiserv, Ms. Davis has served as a director at the following publicly traded companies: Royal Bank of Scotland Group plc (current), a British bank holding company, Ooma, Inc. (current), a consumer telecommunications company, Unisys Corporation (former), a global information technology company, Diamond Foods, Inc. (former), a packaged food company, and Xoom Corporation (former), a digital money transfer provider.

The board concluded that Ms. Davis should be a director of the company because of her extensive experience in global financial services, corporate strategy and financial management.

Harry F. DiSimone, 64

- Director since 2018

- Compensation Committee member

- Extensive experience in the banking, payments and financial services industries

Mr. DiSimone founded and has served as President of Commerce Advisors, Inc., a consulting and advisory services firm for the retail financial services and payments industries, since 2008. From 2010 to 2015, he served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States, which Mr. DiSimone also co-founded. Prior to 2008, Mr. DiSimone spent over 30 years at J.P. Morgan Chase & Company and its predecessor organizations holding various senior level positions including Executive Vice President, Chief Operating Officer of the Chase credit card business, Private Label Card and Merchant Processing Executive, Retail Bank Chief Marketing Officer, Consumer Banking, Investments and Insurance Executive and Chase Personal Financial Services Executive.

Mr. DiSimone also currently serves as a director at Reliant Funding, Inc., a privately held provider of short-term small business loans, and ClearBalance Inc., a privately held provider of patient loan programs to hospitals and health care systems nationwide.

Mr. DiSimone previously advised a number of retail banking and payment organizations, including The Direct Marketing Association (now known as The Data & Marketing Association), the NYCE Payment Network, Chase Paymentech, MasterCard's U.S. Business Committee, Visa Global Advisors, the New York Clearing House's Strategic Planning Committee and the Federal Reserve Bank's Payment Card Council.

The board concluded that Mr. DiSimone should be a director of the company because of his extensive experience in the banking, payments and financial services industries.

John Y. Kim, 58

- Director since 2016

- Audit Committee member

- Experience in the financial services industry

Mr. Kim served as President of New York Life Insurance Company, a mutual life insurance company, from 2015 until his retirement in 2018. From 2008, Mr. Kim served in various other positions at New York Life, including as its Chief Investment Officer from 2011 to 2015; President of the Investments Group from 2012 to 2015; and Chief Executive Officer and President of New York Life Investments from 2008 to 2012. Prior to joining New York Life in 2008, Mr. Kim was President of Prudential Retirement, a provider of retirement plan solutions, and its predecessor organization, CIGNA Retirement and Investment Services, from 2002 to 2007. Mr. Kim also served as Chief Executive Officer of Bondbook, an electronic bond trading company, from 2001 to 2002; President and CEO of Aeltus Investment Management Inc., now known as ING Investment Management Company, from 1994 to 2000; and Managing Director of Mitchell Hutchins Asset Management, Inc., now part of UBS Global Asset Management, from 1993 to 1994.

In the past five years, in addition to Fiserv, Mr. Kim has served on the board of trustees of Eversource Energy (current), a publicly traded public utility holding company, and as a director at New York Life Insurance and Annuity Corporation (former), a wholly owned life insurance subsidiary of New York Life and registered investment company.

The board concluded that Mr. Kim should be a director of the company because of his extensive experience in the financial services industry.

Dennis F. Lynch, 70

- Director since 2012

- Nominating and Corporate Governance Committee chair and Compensation Committee member

- Experience in the payments industry

Mr. Lynch is a director, and former Chairman, of the Secure Remote Payments Council, a cross-industry organization dedicated to accelerating the growth, development and market adoption of more secure e-commerce and mobile payments. Mr. Lynch served as Chairman of Cardtronics plc, a publicly traded company and the largest owner and operator of retail ATMs worldwide, from 2010 until his retirement in 2018 and as a director of Cardtronics from 2008 to 2018. He also previously served as: Chairman and Chief Executive Officer of RightPath Payments, Inc. from 2005 to 2008; a director of Open Solutions, Inc. from 2005 to 2007; President and Chief Executive Officer of NYCE Corporation from 1996 to 2004; and Chairman of Yankee 24 ATM Network from 1988 to 1990.

In the past five years, in addition to Fiserv, Mr. Lynch served as a director at Cardtronics plc (former).

The board concluded that Mr. Lynch should be a director of the company because he has over 30 years of experience in the payments industry and is a leader in the introduction and growth of payment solutions.

Denis J. O'Leary, 62

- Director since 2008

- Audit Committee chair and Nominating and Corporate Governance Committee member

- Experience in the banking, technology and information services industries

Mr. O'Leary is a private investor, and from 2009 to 2015, he served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States. From 2006 to 2009, he was a senior advisor to The Boston Consulting Group with respect to the enterprise technology, financial services and consumer payments industries. Through 2003, he spent 25 years at J.P. Morgan Chase & Company and its predecessors in various capacities, including Director of Finance, Chief Information Officer, Head of Retail Banking, Managing Executive of Lab Morgan, and, from 1994 to 2003, Executive Vice President.

Mr. O'Leary also currently serves as a director at CrowdStrike, Inc., a privately held computer security software company.

The board concluded that Mr. O'Leary should be a director of the company because of his extensive knowledge and experience in the banking, technology and information services industries.

Glenn M. Renwick, 63

- Chairman since 2017

- Director since 2001

- Experience in business leadership and information technology

Mr. Renwick became the chairman of our board of directors in 2017. He served as the Chairman of The Progressive Corporation, a publicly traded property and casualty insurance company, from 2013 to 2018 and as its President and Chief Executive Officer from 2001 to 2016. Before being named Chief Executive Officer in 2001, Mr. Renwick served as Chief Executive Officer – Insurance Operations and Business Technology Process Leader from 1998 through 2000. Prior to that, he led Progressive's consumer marketing group and served as president of various divisions within Progressive. Mr. Renwick joined Progressive in 1986 as Auto Product Manager for Florida.

In the past five years, in addition to Fiserv, Mr. Renwick has served as a director at the following publicly traded companies: UnitedHealth Group Incorporated (current), a provider of health insurance, and The Progressive Corporation (former).

The board concluded that Mr. Renwick should be a director of the company because he is an accomplished business leader with information technology experience.

Kim M. Robak, 63

- Director since 2003

- Nominating and Corporate Governance Committee and Compensation Committee member

- Experience in law, government and technology

Ms. Robak has been a partner at Mueller Robak, LLC, a government relations firm, since 2004. Prior to that, Ms. Robak was Vice President for External Affairs and Corporation Secretary at the University of Nebraska from 1999 to 2004. Ms. Robak served as the Lieutenant Governor of the State of Nebraska from 1993 to 1999, as Chief of Staff from 1992 to 1993, and as Legal Counsel from 1991 to 1992. During her tenure in state government, she chaired the Governor's Information Resources Cabinet and led the Information Technology Commission of Nebraska.

Ms. Robak also currently serves as a director at Ameritas Mutual Holding Company, a privately held provider of life insurance, annuities, and mutual funds, Ameritas Life Insurance Corporation, a privately held life insurance company, and Union Bank & Trust Company, a privately held financial institution.

The board concluded that Ms. Robak should be a director of the company because she is an accomplished businessperson who brings a variety of experiences to the board through her work in law, government and technology.

JD Sherman, 53

- Director since 2015

- Audit Committee member

- Experience in financial management and the information technology industry

Mr. Sherman has served as Chief Operating Officer of HubSpot, Inc., a publicly traded provider of marketing software, since 2012 and as its President since 2014. Prior to joining HubSpot, Mr. Sherman was Chief Financial Officer of Akamai Technologies, Inc., a provider of content delivery network services, from 2005 to 2012. Prior to 2005, Mr. Sherman served in various positions at International Business Machines Corporation, an information technology company.

In the past five years, in addition to Fiserv, Mr. Sherman served as a director at Cypress Semiconductor Corporation (former), a publicly traded provider of programmable technology solutions.

The board concluded that Mr. Sherman should be a director of the company because of his strong financial management experience in the information technology industry.

Doyle R. Simons, 55

- Director since 2007

- Compensation Committee chair

- Experience in senior management, financial and legal matters

Mr. Simons served as President and Chief Executive Officer and a director of Weyerhaeuser Company, a publicly traded company focused on timberlands and forest products, from 2013 to 2018. He then served as a senior advisor at Weyerhaeuser until his retirement in April 2019. Prior to joining Weyerhaeuser in 2013, Mr. Simons served in a variety of roles for Temple-Inland, Inc., a manufacturing company focused on corrugated packaging and building products which was acquired in 2012. From 2007 to early 2012, he was the Chairman and Chief Executive Officer; from 2005 to 2007, he was Executive Vice President; from 2003 to 2005, he served as its Chief Administrative Officer; from 2000 to 2003, he was Vice President – Administration; and from 1994 to 2000, he served as Director of Investor Relations.

In the past five years, in addition to Fiserv, Mr. Simons served as a director at Weyerhaeuser Company (former).

The board concluded that Mr. Simons should be a director of the company because he is an accomplished businessperson with diverse experiences in senior management, financial and legal matters.

Jeffery W. Yabuki, 59

- Director since 2005

- Experience in senior management positions including as chief executive officer of the company

Mr. Yabuki has served as our President and Chief Executive Officer since 2005. Before joining Fiserv, Mr. Yabuki served as Executive Vice President and Chief Operating Officer for H&R Block, Inc., a financial services firm, from 2002 to 2005. From 2001 to 2002, he served as Executive Vice President of H&R Block and from 1999 to 2001, he served as the President of H&R Block International. From 1987 to 1999, Mr. Yabuki held various executive positions with American Express Company, a financial services firm, including President and Chief Executive Officer of American Express Tax and Business Services, Inc.

In the past five years, in addition to Fiserv, Mr. Yabuki has served as a director at Royal Bank of Canada (current), a publicly traded financial institution. Mr. Yabuki also currently serves as a director at Ixonia Bancshares, Inc., a privately held bank holding company.

The board concluded that Mr. Yabuki should be a director of the company because he has extensive senior management experience and serves as the chief executive officer of the company.

Corporate Governance

At a Glance

Name	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Glenn M. Renwick Chairman of the Board	✔			
Alison Davis	✔	✔		
Harry F. DiSimone	✔		✔	
John Y. Kim	✔	✔		
Dennis F. Lynch	✔		✔	C
Denis J. O'Leary	✔	C		✔
Kim M. Robak	✔		✔	✔
JD Sherman	✔	✔		
Doyle R. Simons	✔		C	
Jeffery W. Yabuki				

C = Committee Chair

Director Independence

Our board of directors has determined that Alison Davis, Harry F. DiSimone, John Y. Kim, Dennis F. Lynch, Denis J. O'Leary, Glenn M. Renwick, Kim M. Robak, JD Sherman and Doyle R. Simons are "independent" within the meaning of NASDAQ Marketplace Rule 5605(a)(2). Mr. Yabuki is not independent because he is a current employee of Fiserv.

Board Meetings and Attendance

During our fiscal year ended December 31, 2018, our board of directors held seven meetings. Each director attended at least 75% of the aggregate of the number of meetings of the board of directors and the number of meetings held by all committees of the board on which she or he served, in each case while the director was serving on our board of directors or such committees as applicable. Our directors meet in executive session without management present at each regular meeting of the board of directors.

Directors are expected to attend each annual meeting of shareholders. All of the directors serving on the board at the time of our 2018 annual meeting of shareholders attended the meeting.

Board Leadership

Currently, we separate the roles of chief executive officer and chairman of the board. Our chief executive officer is responsible for setting our strategic direction and providing day-to-day leadership. Our chairman provides guidance to our chief executive officer, sets the agenda for board meetings and presides over meetings of the full board. This delineation of responsibility has enabled our chief executive officer and chairman to focus their efforts in a manner that suited our historical needs and manner of operation.

Upon the completion of our proposed acquisition of First Data, the roles of chief executive officer and chairman of the board will be combined, and we will appoint a lead director who is an independent member of the board. Please see below under "Corporate Governance – First Data Transaction" for a description of how the proposed acquisition of First Data would impact our board leadership. The lead director will chair meetings of the independent directors, facilitate engagement between members of the board and the chief executive officer and chairman, and assume such other duties which the independent directors may designate from time to time. The board believes that combining the roles of chairman and chief executive officer will assist in the timely flow of relevant information, which supports effective board decision-making and provides a useful connection between the board and management allowing for board actions to be appropriately and efficiently executed.

Annual Board and Committee Self-Assessments

The board of directors considers the performance of the board and of individual directors, and each committee of the board reviews its performance, on an annual basis. Our board believes that a meaningful annual evaluation process promotes good governance practices and enhances the effective functioning of the board.

Questionnaires
Directors anonymously complete individual, board and board committee evaluations.

Annual Results
With respect to individual director performance evaluations, the chairman of the board reviews the survey results and discusses each director's performance with the relevant director. The results of the board evaluations are reviewed and discussed by the nominating and corporate governance committee and the board. Each committee discusses the results of its performance survey and shares the results with the full board.

Action Plans
The board and its committees take the foregoing discussions into account and, as appropriate, update their practices or areas of focus to continuously improve the operation and performance of the board and its committees.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The directors currently serving on these committees satisfy the independence requirements of the NASDAQ Marketplace Rules applicable to such committees, including the enhanced independence requirements for members of the audit committee and compensation committee. Each of these committees has the responsibilities set forth in written charters adopted by the board of directors. We make copies of each of these charters available free of charge on our website at http://investors.fiserv.com/corporate-governance. Other than the text of the charters, we are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement. Please see below under "Corporate Governance – First Data Transaction" for a description of how the proposed acquisition of First Data would impact the composition of the committees of our board of directors.

Audit Committee

Mr. O'Leary (Chair)	Duties:
Ms. Davis	
Mr. Kim	The audit committee's primary role is to provide independent review and oversight of our financial reporting processes and financial statements, system of internal controls, audit process and results of operations and financial condition. The audit committee is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm. Each of the members of the audit committee is independent, as defined by applicable NASDAQ and Securities and Exchange Commission rules. The board of directors has determined that Ms. Davis and Messrs. Kim, O'Leary and Sherman are "audit committee financial experts," as that term is used in Item 407(d)(5) of Regulation S-K.
Mr. Sherman	
Number of Meetings held in 2018: **7**	

Compensation Committee

Mr. Simons (Chair)	Duties:
Mr. DiSimone	
Mr. Lynch	The compensation committee of the board of directors is responsible for overseeing executive officer compensation. The compensation committee's responsibilities include: approval of executive officer compensation and benefits; administration of our equity incentive plans including compliance with executive stock ownership requirements; and approval of severance or similar termination payments to executive officers. Each of the members of the compensation committee is a non-employee director and "independent" as defined by applicable NASDAQ rules. Additional information regarding the compensation committee and our policies and procedures regarding executive compensation, including, among other matters, our use of compensation consultants and their role, and management's role, in determining compensation, is provided below under the heading "Compensation Discussion and Analysis – Determining and Structuring Compensation – Determining Compensation."
Ms. Robak	
Number of Meetings held in 2018: **4**	

Nominating and Corporate Governance Committee

Mr. Lynch (Chair)	Duties:
Mr. O'Leary	
Ms. Robak	The nominating and corporate governance committee assists the board of directors to identify and evaluate potential director nominees, and recommends qualified nominees to the board of directors for consideration by the shareholders. The nominating and corporate governance committee also oversees our corporate governance policies and practices and manages the chief executive officer evaluation process. Each of the members of the nominating and corporate governance committee is independent as defined by applicable NASDAQ rules.
Number of Meetings held in 2018: **3**	

Nominations of Directors

The nominating and corporate governance committee recommends to the full board of directors the nominees to stand for election at our annual meeting of shareholders and to fill vacancies occurring on the board. In this regard, the nominating and corporate governance committee regularly assesses the appropriate size of the board of directors and whether any vacancies on the board of directors are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the committee utilizes a variety of methods to identify and evaluate director candidates. Candidates may come to the attention of the committee through current directors, professional search firms, shareholders or other persons.

The committee evaluates prospective nominees in the context of the then current constitution of the board of directors and considers all factors it believes appropriate, which include those set forth in our governance guidelines. Our governance guidelines provide that a majority of our board of directors should have diverse backgrounds with outstanding business experience, proven ability and significant accomplishments through other enterprises to enable the board of directors to represent a broad set of capabilities and viewpoints. The board of directors and the nominating and corporate governance committee believe the following minimum qualifications must be met by a director nominee to be recommended by the committee:

- Each director must display the highest personal and professional ethics, integrity and values.

- Each director must have the ability to exercise sound business judgment.

- Each director must be highly accomplished in his or her respective field.

- Each director must have relevant expertise and experience and be able to offer advice and guidance to our chief executive officer based on that expertise and experience.

- Each director must be independent of any particular constituency, be able to represent all of our shareholders, and be committed to enhancing long-term shareholder value.

- Each director must have sufficient time available to devote to activities of the board of directors and to enhance his or her knowledge of our business.

In addition, the nominating and corporate governance committee seeks to have at least one director who is an "audit committee financial expert" under Item 407(d)(5) of Regulation S-K under the Exchange Act, and we must have at least one director (who may also be an "audit committee financial expert") who, in accordance with the NASDAQ Marketplace Rules, has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

In making recommendations to the board of directors, the nominating and corporate governance committee examines each director candidate on a case-by-case basis regardless of who recommended the candidate. The committee will consider shareholder-recommended director candidates in accordance with the foregoing and other criteria set forth in our governance guidelines and the Nominating and Corporate Governance Committee Charter. Recommendations for consideration by the committee must be submitted in writing to the chairman of the board and/or president and the chairman of the nominating and corporate governance committee together with appropriate biographical information concerning each proposed candidate. The committee does not evaluate shareholder-recommended director candidates differently than any other director candidate.

Our by-laws include a provision pursuant to which a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our stock representing an aggregate of at least 3% of our outstanding shares may nominate and include in our proxy material director nominees constituting up to 20% of our board of directors – so called "proxy access." Alternatively, a shareholder may nominate director nominees under our by-laws that the shareholder does not intend to have included in our proxy materials. In either case, such shareholders must comply with the procedures set forth in our by-laws, including that the shareholders and nominees satisfy the requirements in our by-laws and our corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of shareholders. The detailed requirements for nominations are set forth in our by-laws, which were attached as an exhibit to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2016. A copy of our by-laws will be provided upon written request to our corporate Secretary. Additional requirements regarding shareholder proposals and director nominations, including the dates by which notices must be received, are described below under the heading "Other Matters – Shareholder Proposals for the 2020 Annual Meeting."

Risk Oversight

Our management is responsible for managing risk, and our board of directors is responsible for overseeing management. To discharge this responsibility, the board seeks to be informed about the risks facing the company so that it may evaluate actual and potential risks and understand how management is addressing such risks. To this end, the board, as a whole and at the committee level, regularly receives reports from management about risks faced by the company. For example, the board of directors regularly receives reports directly from our chief executive officer about, among other matters, developments in our industry so that the board may evaluate the competitive and other risks faced by the company. In addition, our chief financial officer, at each meeting of the board, presents information regarding our financial performance and condition in an effort to understand financial risks faced by the company.

Cybersecurity is a significant area of focus for our board of directors. The board of directors regularly receives cybersecurity updates regarding cybersecurity events, evolving cybersecurity threats, the status of our ongoing cybersecurity programs, and planned initiatives designed to continue to enhance our cybersecurity practices. The audit committee of the board receives reports at each in-person meeting from our chief risk officer, our chief information officer, the head of our corporate audit function, and senior management regarding our operations, including operational risks and security matters. Our chief risk officer oversees

Fiserv's enterprise risk management program. The program encompasses our business continuity planning, incident management, risk assessment, operational regulatory compliance, insurance and information security policies across all Fiserv businesses and support functions. Our corporate audit function audits, among other matters, our compliance with Fiserv operating protocols and ensures the remediation of variations. These regular reports are periodically augmented with presentations focused on cybersecurity.

As discussed above, the positions of chief executive officer and chairman currently are held by different individuals. We believe that historically a separate chairman position has enhanced the effectiveness of our board's risk oversight function by providing leadership to the board that is independent from those tasked with managing the risk profile of our company. After the effective time of our proposed acquisition of First Data, the positions of chief executive officer and chairman will be held by the same individual, and we will also have a lead independent director. We believe that the lead independent director will continue to enable effective board oversight of risk by providing leadership to the board that is independent from management.

The committees of the board also play a critical role in the board's ability to collect and assess information. The audit committee's charter charges it with a variety of risk-related oversight duties, including:

- coordinating the board's oversight of our significant internal controls and disclosure controls and procedures;

- administering our code of business conduct and ethics;

- reviewing legal and regulatory matters that could have a material impact on the financial statements;

- considering and approving related party transactions as required by our related party transactions policy; and

- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

Our compensation committee regularly receives reports about our compensation programs and policies to enable it to oversee management's administration of compensation-related risks.

The nominating and corporate governance committee also works closely with our chief legal officer and the members of the board to seek to manage risks associated with director and executive officer succession, the independence of the directors, conflicts of interest and other corporate governance related matters.

Communications with the Board of Directors

Shareholders may communicate with our board of directors or individual directors by submitting communications in writing to us at 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Lynn S. McCreary, Chief Legal Officer and Secretary. Communications will be delivered directly to our board of directors or individual directors, as applicable.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, a majority of our disinterested directors. Compensation matters regarding our executive officers or directors are reviewed and approved by our compensation committee. The policy also provides that, at least annually, any such ongoing, previously approved related person transaction is to be reviewed by the body that originally approved the transaction: to ensure that it is being pursued in accordance with all of the understandings and commitments made at the time that it was previously approved; to ensure that the commitments being made with respect to such transaction are appropriately reviewed and documented; and to affirm the continuing desirability of and need for the related person arrangement.

All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our shareholders' best interests or, if an alternate standard of review is imposed by applicable laws, statutes, governing documents or listing standards, if such alternate standard of review is satisfied.

First Data Transaction

On January 16, 2019, we announced that we had entered into a definitive merger agreement to acquire First Data Corporation in an all-stock transaction for an equity value of approximately $22 billion as of the announcement. The transaction is expected to close during the second half of 2019, subject to customary closing conditions, regulatory approvals and shareholder approval for both companies.

Fiserv and First Data have agreed to certain governance terms in the merger agreement which would become effective upon the completion of the proposed acquisition.

Chairman and Chief Executive Officer. The merger agreement provides that, at the effective time, the Fiserv chief executive officer will continue to serve as the chief executive officer of Fiserv and will become the chairman of the Fiserv board.

President and Chief Operating Officer. The merger agreement provides that, at the effective time, the First Data chief executive officer will become the president and chief operating officer of Fiserv and will serve as a Fiserv director.

Fiserv Amended By-laws. Fiserv and First Data have agreed to certain other governance terms in the merger agreement and that, prior to the closing, Fiserv will take all actions necessary to cause the by-laws of Fiserv as in effect immediately prior to the closing, to be amended and restated as of the effective time to reflect such governance terms. Pursuant to such amended and restated by-laws, the governance terms described below will remain in place beginning on the closing date and ending immediately following the conclusion of the second annual meeting of Fiserv's shareholders following the closing date (the "specified period"), and any changes to such governance terms in the by-laws during the specified period will require the approval of at least 70% of the Fiserv board.

Board of Directors. During the specified period, the Fiserv board will be comprised of ten directors, of which:

- six will be continuing Fiserv directors, one of whom will be the Fiserv chief executive officer

- four will be continuing First Data directors, one of whom will be the First Data chief executive officer and one of whom will be nominated by New Omaha Holdings L.P. ("New Omaha"), which is expected to own approximately 16% of our outstanding shares upon the closing of the merger, in accordance with a shareholder agreement between Fiserv and New Omaha

As of the date of this proxy statement, other than as indicated above, the individuals to serve on the Fiserv board at the effective time have not been determined.

Lead Director and Committees of the Fiserv Board of Directors. During the specified period:

- a continuing Fiserv director will serve as the lead director of Fiserv

- the Fiserv board will maintain the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, and each committee of the Fiserv board (including each standing committee) will be comprised of three or four members, with at least one qualified continuing First Data director on each committee

- a continuing First Data director will be the chair of the compensation committee

Director Compensation

Objectives for Director Compensation

Quality non-employee directors are critical to our success. We believe that the two primary duties of non-employee directors are to effectively represent the long-term interests of our shareholders and to provide guidance to management. As such, our compensation program for non-employee directors is designed to meet several key objectives:

- Adequately compensate directors for their responsibilities and time commitments and for the personal liabilities and risks that they face as directors of a public company

- Attract the highest caliber non-employee directors by offering a compensation program consistent with those at peer companies

- Align the interests of directors with our shareholders by providing a significant portion of compensation in equity and requiring directors to own our stock

- Provide compensation that is simple and transparent to shareholders and reflects corporate governance best practices

- Where possible, provide flexibility in form and timing of payments

Elements of Director Compensation

The compensation committee of the board of directors reviews non-employee director compensation every other year and considers our financial performance, general market conditions and non-employee director compensation at the peer group companies set forth below under "Compensation Discussion and Analysis – Structuring Compensation – Peer Group." In May 2018, our compensation committee recommended, and our board approved, awarding equity to our non-employee directors solely in the form of restricted stock units, rather than stock options and restricted stock units, and increasing the value of the annual equity award received by our

non-employee directors by $20,000 to better align our director compensation with market practice. In addition, to promote share ownership and to further align our directors' long-term interests with those of our shareholders, in 2018, we amended our stock ownership policy to more than double the total value of our common stock that directors are required to own.

We believe that the following components of our director compensation program support the objectives above:

- We provide cash compensation through retainers for board and committee service, as well as separate retainers to the chairpersons of our board committees. Compensation in this manner simplifies the administration of our program and creates greater equality in rewarding service on committees of the board. The committee and committee chair retainers compensate directors for the additional responsibilities and time commitments involved with those positions.

- To compensate the chairman for his involvement in board and committee matters, he receives an annual cash retainer in addition to the standard board retainer. The chairman receives equity grants in the same manner and amount as the other non-employee directors.

- Annually, non-employee directors receive a grant of restricted stock units which vest 100% on the earlier of (i) the first anniversary of the grant date or (ii) immediately prior to the first annual meeting of shareholders following the grant date.

- Our stock ownership policy requires non-employee directors to own shares of our common stock having a total value equal to four times the sum of the annual board retainer amount plus the value of the annual equity award.

- We maintain a non-employee director deferred compensation plan that provides directors with flexibility in managing their compensation and promotes alignment with the interests of our shareholders.

Non-Employee Director Deferred Compensation Plan

Under our non-employee director deferred compensation plan, each non-employee director may defer up to 100% of his or her cash fees. Based on his or her deferral election, the director is credited with a number of share units at the time he or she would have otherwise received the portion of the fees being deferred. In addition, each non-employee director may defer receipt of up to 100% of shares due upon vesting of restricted stock units, and based on his or her election, the director is credited with one share unit for the receipt of each such share that is deferred. Share units are equivalent to shares of our common stock except that share units have no voting rights.

Upon cessation of service on the board, the director receives a share of our common stock for each share unit. Directors elect whether the shares are received in a lump sum distribution or in annual installments over two to fifteen years, and any fractional share units are paid in cash. Share units credited to a director's account are considered awards granted under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") and count against that plan's share reserve.

Stock Ownership Requirements

Under our stock ownership policy, non-employee directors are required to accumulate and hold our common stock having a market value equal to at least four times the sum of the annual board retainer amount plus the value of the annual equity award.

Non-employee directors have five years after they become subject to the policy to meet the ownership requirements provided that interim ownership milestones are achieved during the five-year period. All non-employee directors are in compliance with our stock ownership policy.

Director Compensation Program

Our 2018 non-employee director compensation program is summarized below on an annualized basis:

Element of Compensation[1]	2018
Board Retainer	$ 78,000
Chairman's Retainer	145,000
Committee Retainer	
Audit	15,000
Compensation	15,000
Nominating and Corporate Governance	15,000
Committee Chair Retainer	
Audit	10,000
Compensation	10,000
Nominating and Corporate Governance	10,000
Equity Awards ($)[2]	
Restricted Stock Units	192,000

(1) The chairman's retainer is in addition to the standard board retainer, and the committee chair retainer is in addition to the standard committee retainer.

(2) Upon being elected as a director at our annual meeting of shareholders in May 2018, each non-employee director received restricted stock units having approximately $192,000 in value. Upon being elected as a director at our annual meeting of shareholders in May 2017, each non-employee director received an annual grant of stock options and restricted stock units each having approximately $86,000 in value.

Unvested restricted stock units held by Fiserv directors who cease to serve on the Fiserv board of directors following the closing of our proposed acquisition of First Data may vest and up to the balance of the annual retainer may be paid, in either case, subject to the approval of our compensation committee. Please see above under "Corporate Governance – First Data Transaction" for a description of how the proposed acquisition of First Data would impact the composition of our board of directors.

2018 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Total ($)
Alison Davis[3]	93,000	192,037	—	285,037
Harry F. DiSimone[4]	79,826	213,566	21,504	314,896
John Y. Kim[5]	93,000	192,037	—	285,037
Dennis F. Lynch[6]	114,071	192,037	—	306,108
Denis J. O'Leary[7]	118,000	192,037	—	310,037
Glenn M. Renwick[8]	223,000	192,037	—	415,037
Kim M. Robak[9]	111,929	192,037	—	303,966
JD Sherman[10]	93,000	192,037	—	285,037
Doyle R. Simons[11]	103,000	192,037	—	295,037

(1) This column includes the following amounts that were deferred under our non-employee director deferred compensation plan, a non-qualified defined contribution plan: Mr. DiSimone – $39,913; Mr. Kim – $93,000; Mr. O'Leary – $118,000; Mr. Renwick – $223,000; and Mr. Simons – $103,000.

(2) In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis. Mr. DiSimone joined the board on February 21, 2018, and we granted him a pro rata number of restricted stock units (308) and stock options (960) based on the number of days between the date of his appointment and May 23, 2018, the date of the next annual meeting of shareholders, and (i) in the case of restricted stock units, using the closing price of our common stock on February 21, 2018 of $69.90 and (ii) in the case of stock options, using the binomial valuation of an option of one share of our common stock on February 21, 2018.

We granted each non-employee director, including Mr. DiSimone, a number of restricted stock units determined by dividing $192,000 by $71.87, the closing price of our common stock on May 23, 2018, the date of the grant, rounded up to the next whole restricted stock unit. Accordingly, each non-employee director received 2,672 restricted stock units. The restricted stock units vest 100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date.

The dollar amount shown in the table is the grant date fair value of the award. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 8 to our Consolidated Financial Statements for the year ended December 31, 2018.

(3) As of December 31, 2018, Ms. Davis held 19,150 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(4) Mr. DiSimone's cash compensation includes pro rata compensation for service as a member of the board and our compensation committee beginning on February 21, 2018. As of December 31, 2018, Mr. DiSimone held 960 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(5) As of December 31, 2018, Mr. Kim held 8,388 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(6) Mr. Lynch's cash compensation includes pro rata compensation for service as chair of our nominating and corporate governance committee beginning on May 23, 2018. As of December 31, 2018, Mr. Lynch held 42,008 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(7) As of December 31, 2018, Mr. O'Leary held 68,240 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(8) As of December 31, 2018, Mr. Renwick held 83,556 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(9) Ms. Robak's cash compensation includes pro rata compensation for service as chair of our nominating and corporate governance committee through May 23, 2018. As of December 31, 2018, Ms. Robak held 44,124 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(10) As of December 31, 2018, Mr. Sherman held 12,252 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

(11) As of December 31, 2018, Mr. Simons held 83,556 options to purchase shares of our common stock, all of which were vested, and 2,672 unvested restricted stock units.

Proposal 2. Approval of the Fiserv, Inc. Amended and Restated Employee Stock Purchase Plan

Background

Our board of directors is seeking shareholder approval of the Fiserv, Inc. Amended and Restated Employee Stock Purchase Plan (the "Amended ESPP"). We originally adopted the Fiserv, Inc. Employee Stock Purchase Plan (the "ESPP") effective January 1, 2000 to allow our eligible employees and those of our designated participating subsidiaries to purchase shares of our common stock at a discount. Effective as of January 1, 2010, we amended and restated the ESPP upon shareholder approval to extend the term of the ESPP until January 1, 2020, among other amendments. On February 19, 2019, our compensation committee approved the Amended ESPP, subject to shareholder approval, to further extend the term to July 1, 2029, among other amendments. The Amended ESPP is subject to the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

A copy of the Amended ESPP is attached to this proxy statement as Appendix B.

Key Amendments

We amended and restated the ESPP primarily to:

- Extend the term of the Amended ESPP until July 1, 2029

- Set the maximum number of shares available under the Amended ESPP at 25,000,000

- Remove the provision that each year automatically increased the number of shares reserved for issuance

- Provide greater flexibility in administration of the Amended ESPP

Description of the Amended ESPP

Purpose of the Amended ESPP

The purpose of the Amended ESPP is to allow employees to continue to have the opportunity to purchase shares of our common stock on favorable terms and thereby acquire and enlarge their stake in our growth and earnings which further aligns their interests with the interests of our shareholders.

Shares Subject to the ESPP

Under the Amended ESPP, a total of 25,000,000 shares of our common stock will be available for purchase by participants from and after July 1, 2019, including the shares purchased under any sub-plans. This share limit is subject to appropriate adjustments to reflect stock splits and other changes in our capitalization as described under "Adjustments" below. This share reserve amount represents approximately 6.4% of our outstanding shares as of March 1, 2019.

Previously, the ESPP provided for an automatic increase each year to the shares available for purchase, based on a formula set forth in the plan. This type of automatic increase is often referred to as an "evergreen" provision. We have removed that evergreen provision from the Amended ESPP.

Eligibility and Participation

All of our employees and the employees of our designated subsidiaries are eligible to participate in the Amended ESPP. Designated subsidiaries include all of our subsidiaries which are located in the United States, unless we determine otherwise. We may, however, exclude any or all of the following employees from participation: (1) employees who normally work five or fewer months per year, (2) employees who normally work 20 or fewer hours per week, (3) employees who have been employed by us or our designated subsidiaries for less than 2 years, (4) employees who are "officers" within the meaning of Rule 16a-1(f) under the Exchange Act, and (5) employees who are "highly compensated employees" under Section 423 of the Code.

Participants may elect, prior to the beginning of each offering period, to have up to 10% (or a lesser amount as we determine) of their gross compensation deducted from their pay during the offering period. The amounts withheld from payroll may be used by us for any corporate purpose, are not segregated and do not earn interest. On the last business day of the offering period, unless the participant has previously withdrawn from the plan or terminated employment, the amounts withheld from the participant's compensation are used to purchase shares of our common stock at a price equal to 85% of its then current fair market value. The offering periods are quarterly, although our compensation committee may change the duration of the offering period to no more than 27 months (or such period as may be permitted under Section 423 of the Code) for the Amended ESPP or any limit imposed by applicable law for any sub-plan. We may shorten any offering period as needed to properly administer the Amended ESPP, such as, for example, upon the termination of the Amended ESPP or upon the occurrence of a change in control of the company.

No employee may, however, purchase more than $25,000 in market value of our common stock (determined on the respective purchase dates) during any calendar year. Furthermore, no employee may purchase common stock under the Amended ESPP if, after the purchase, he or she would own, or would hold options to purchase, 5% or more of the total outstanding shares of our common stock.

Delivery of Shares

Shares purchased by a participant under the Amended ESPP are deposited into an account with a transfer agent or securities brokerage firm chosen by us. Once the shares are deposited into the account, the participant may sell some or all of the shares, although we may require a participant to hold those shares in their account for a specified period of time.

Sub-Plans

The Amended ESPP allows us to implement sub-plans to permit employees outside of the United States to purchase shares under the Amended ESPP. Any such sub-plans would not be considered qualified plans under Section 423 of the Code. Shares purchased under any sub-plan would count against the Amended ESPP's overall share reserve, and employees eligible to purchase shares would be subject to the same individual limits on purchases as described above, including the limit that no more than 10% of their compensation may be used to purchase shares. The terms of the sub-plan may differ from the Amended ESPP, provided that if any sub-plan provides that we will issue "matching" shares or provide a matching contribution to a participant who purchases shares under the sub-plan, then the price at which the participant may purchase such shares must be the

fair market value of a share on the date of purchase and the number of matching shares or the amount of the matching contribution may not exceed 25% of the participant's share purchase.

Adjustments

Our board of directors or compensation committee will adjust the maximum number or type of shares available for purchase under the Amended ESPP as well as the maximum number or type of shares a participant may purchase each offering period to reflect any change to our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or any other increase or decrease in the number of issued shares of our common stock, excluding conversion of any convertible securities.

Administration, Amendment and Duration of the ESPP

The Amended ESPP is administered by our compensation committee and by our officers.

Our board of directors or compensation committee may amend the Amended ESPP, provided that any amendment which increases the number of shares issuable under the Amended ESPP or changes the eligibility requirements for employees requires shareholder approval.

The Amended ESPP will remain in effect until July 1, 2029, unless terminated earlier by our board of directors or compensation committee or extended by our board of directors and compensation committee upon shareholder approval.

United States Federal Income Tax Treatment

For United States tax purposes, the Amended ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Participant contributions to the Amended ESPP in the form of payroll deductions are after-tax contributions and are subject to normal income and payroll tax withholding requirements. However, there are no tax consequences associated with the acquisition and ownership of shares of common stock purchased under the

Amended ESPP until the participant sells the shares, disposes of them by gift, or dies. The tax treatment upon disposition of the shares depends on whether the shares are disposed of within the two year required holding period, which is measured from the date the option to purchase such shares was granted to the participant. The required holding period is also satisfied if the participant dies while holding shares acquired under the Amended ESPP.

A participant who does not satisfy the two-year holding period must pay ordinary income tax, at the time of the disposition of the shares, on the 15% discount on the purchase price, even if the market price of the stock at the time the stock is disposed of is lower than the purchase price. The difference between the amount received at disposition and the fair market value of the shares on the date of purchase will be a capital gain or loss.

If the participant holds the shares of common stock for at least two years, or dies while owning the shares, at the time of disposition of the shares, ordinary income tax must be paid on an amount equal to the lesser of: (1) 15% of the fair market value of a share on the date the option to purchase such stock was granted to the participant; or (2) the amount, if any, by which the market price at the time of disposition exceeds the purchase price. The basis of the shares of common stock purchased will be the purchase price plus any ordinary income recognized. Any amount received at disposition in excess of the adjusted basis of the stock will be capital gain. If the shares are sold for less than the purchase price, the difference between the sale price and the purchase price will be a capital loss.

If the disposition does not satisfy the required two-year holding period, the disposition is called a "disqualifying disposition." If a disqualifying disposition occurs, we will be entitled to a tax deduction equal to the amount that the participant includes as ordinary income in the year in which the disqualifying disposition occurs. We do not receive a deduction at the time of disposition if the participant meets the holding period requirements.

Future Plan Benefits

The Amended ESPP does not have any outstanding grants subject to shareholder approval and no future issuances of common stock which may be awarded have been determined, approved or granted. Each of our executive officers is eligible to purchase up to $25,000 worth of our common stock each calendar year under the Amended ESPP at a discount to the applicable market price. Non-employee directors are not eligible to purchase shares under the Amended ESPP. Participation in the Amended ESPP is voluntary and depends on each eligible employee's election to participate and on his or her election regarding payroll deductions. Accordingly, future purchases by executive officers and other eligible employees under the Amended ESPP are not determinable. We currently have approximately 19,000 employees who are eligible to participate in the Amended ESPP.

On March 25, 2019, the closing price per share of our common stock on the Nasdaq Global Select Market was $85.26.

Equity Compensation Plan Information

The table below sets forth information with respect to compensation plans under which equity securities are authorized for issuance as of December 31, 2018.

Plan Category	(a) Number of shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by our shareholders[1]	12,715,853[2]	$33.96[3]	35,491,411[4]
Equity compensation plans not approved by our shareholders	N/A	N/A	N/A
Total	12,715,853	$33.96[3]	35,491,411

(1) Columns (a) and (c) of the table above do not include 1,681,038 unvested restricted stock units outstanding under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") or 25,336,020 shares authorized for issuance under the ESPP as of December 31, 2018. The ESPP will expire on January 1, 2020 unless Proposal 2 is approved, in which case the shares authorized for issuance under the Amended ESPP will be 25,000,000 from and after July 1, 2019.

(2) Consists of options outstanding under the Incentive Plan as well as 524,290 shares subject to performance share units at the target award level under the Incentive Plan and 140,009 shares subject to non-employee director deferred compensation notional units under the Incentive Plan.

(3) Represents the weighted average exercise price of outstanding options and does not take into account outstanding performance share units or non-employee director deferred compensation notional units.

(4) Reflects the number of shares available for future issuance under the Incentive Plan.

Vote Required and Recommendation of the Board of Directors

To approve the Amended ESPP, the votes cast "for" the proposal must exceed the votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to approve the Amended ESPP.

The board of directors recommends that you vote "FOR" Proposal 2.

Proposal 3. Advisory Vote to Approve Executive Compensation

Background

We are conducting a non-binding, advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in accordance with Section 14A of the Exchange Act (commonly referred to as "Say-on-Pay"). Our shareholders previously expressed a preference that we hold Say-on-Pay votes on an annual basis, and our board of directors accordingly determined to hold Say-on-Pay votes every year until the next required advisory vote on the frequency of future Say-on-Pay votes.

Proposed Resolution

We encourage shareholders to review the "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under the heading "Executive Compensation." Our compensation program for our named executive officers is designed to create long-term shareholder value by rewarding performance and includes the following key factors for 2018:

- We delivered solid results in 2018 highlighted by GAAP revenue growth of 2% and internal revenue growth of 4.5% compared to 2017 as well as a slight increase in GAAP earnings per share from continuing operations and a 25% increase in adjusted earnings per share, compared to 2017, in each case adjusted for the two-for-one split of our common stock completed in March 2018. Net cash provided by operating activities and free cash flow also increased 5% and 7%, respectively, compared to the prior year. We also made progress in strategic areas that we believe will enhance our future results, and we continued to enhance our level of competitive differentiation which we believe is essential to sustaining future growth. Internal revenue growth, adjusted earnings per share and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for information regarding these measures and reconciliations to the most directly comparable GAAP measures.

- Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- We have: (i) a stock ownership policy that requires our executive officers to maintain a substantial investment in Fiserv; (ii) a policy that prohibits executive officers from hedging or pledging our stock; and (iii) a compensation recoupment, or "clawback," policy, all of which we believe align the interests of our named executive officers with those of our shareholders.

- We do not have excise tax gross-up arrangements with any of our executive officers.

- We provided compensation in the form of cash incentive awards based on achievement of annual performance objectives and equity compensation that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time. Specifically:

  - We continued using financial performance measures focused on driving revenue growth and profitability to determine cash incentive awards, and we added a performance objective based on the compensation committee's assessment of our progress with respect to strategic initiatives.

  - Our compensation committee granted performance share units to all named executive officers. The number of shares issued at vesting will be determined by the company's achievement of performance goals over a three-year period.

  - About three-quarters of the compensation that we awarded to our named executive officers was in the form of equity.

  - About three-quarters of the aggregate equity awards granted to our named executive officers was in the form of performance share units and stock options.

  - We generally did not provide significant perquisites to our named executive officers in 2018.

The board endorses the compensation of our named executive officers and recommends that you vote in favor of the following resolution:

"RESOLVED, that the shareholders hereby approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including under the heading 'Compensation Discussion and Analysis' and in the tabular and narrative disclosures under the heading 'Executive Compensation.'"

Vote Required, Effect of Vote and Recommendation of the Board of Directors

To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted in favor of this proposal.

Because the vote is advisory, it will not be binding upon the board or the compensation committee, and neither the board nor the compensation committee will be required to take any action as a result of the outcome of the vote on this proposal. Although the outcome of this vote is advisory, the compensation committee will carefully consider the outcome of the vote when considering future executive compensation decisions to the extent it can determine the cause or causes of any significant negative voting results.

The board of directors recommends that you vote "FOR" Proposal 3.

Compensation Discussion and Analysis
Executive Summary

Named Executive Officer	Title
Jeffery W. Yabuki	President and Chief Executive Officer
Robert W. Hau	Chief Financial Officer and Treasurer
Lynn S. McCreary	Chief Legal Officer and Secretary
Devin B. McGranahan	Senior Group President
Byron C. Vielehr	Chief Administrative Officer

Overview

The Compensation Discussion and Analysis portion of this proxy statement is designed to provide you with information regarding our executive compensation philosophy, how we determine and structure executive compensation, including the factors we consider in making compensation decisions, and our executive compensation policies. The Compensation Discussion and Analysis focuses on the compensation of the executive officers identified above (our "named executive officers").

Our Business

Our aspiration is to move money and information in a way that moves the world. Our purpose is to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do. We are focused on operating businesses where we have: deep industry expertise that enables us to serve the market with high effectiveness; a strong competitive position, currently or via a clear path in the foreseeable future; long-term, trusted client relationships that are based on recurring services and transactions; differentiated solutions that deliver value to our clients through integration and innovation; and strong management to execute strategies in a disciplined manner. We face significant competition from domestic and international companies that are aggressive and well financed. Our industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. In order to implement our strategic plan, we need to assemble and maintain a leadership team with the integrity, skills and dedication to execute our initiatives. We believe that executive officer compensation can be used to

help us achieve our objectives by "paying for performance," thereby aligning the interests of our executive officers with those of our shareholders.

Stock Split

In March 2018, we completed a two-for-one split of our common stock. Accordingly, all per share amounts are presented on a split-adjusted basis and, where applicable, rounded up to the nearest whole cent.

2018 Business Highlights

In 2018, we generated GAAP revenue growth of 2% and internal revenue growth of 4.5% compared to 2017 as well as GAAP earnings per share from continuing operations of $2.87 and adjusted earnings per share of $3.10. This represents a slight increase in GAAP earnings per share from continuing operations, and a 25% increase in adjusted earnings per share, compared to 2017, in each case as adjusted for the two-for-one split of our common stock completed in March 2018. We had net cash provided by operating activities of $1.55 billion and free cash flow of $1.31 billion in 2018, a 5% and 7% increase, respectively, compared to the prior year. We also made progress in strategic areas that we believe will enhance our future results, and we continued to enhance our level of competitive differentiation which we believe is essential to sustaining future growth. Executive officer compensation for 2018 was paid or awarded in the context of these results.

Internal revenue growth, adjusted earnings per share and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for information regarding these measures and reconciliations to the most directly comparable GAAP measures.

Executive Compensation Practices

Our compensation program is designed to create long-term value for our shareholders by rewarding performance and sustainable growth. The table below summarizes our current compensation practices as well as those practices we have not implemented because we do not believe they advance the goals of our compensation program:

What We Do

- ✔ Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- ✔ We provide cash incentive awards based on achievement of annual performance objectives and equity compensation that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time.

- ✔ In furtherance of our pay-for-performance philosophy, we grant performance share units. The number of shares issued at vesting will be determined by the achievement of performance goals over a three-year period.

- ✔ We have a stock ownership policy that requires our directors and executive officers to acquire and maintain a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.

- ✔ We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

- ✔ We have a compensation recoupment, or "clawback," policy.

What We Don't Do

- ✘ We don't provide separate pension programs or a supplemental executive retirement plan to our named executive officers.

- ✘ We don't have excise tax gross-up arrangements with any of our executive officers.

- ✘ We generally don't provide significant personal-benefit perquisites to our named executive officers.

2018 Compensation Matters

For 2018, we continued using financial performance measures focused on driving revenue growth and profitability to determine cash incentive awards, and we added a performance objective based on the compensation committee's assessment of our progress with respect to strategic initiatives. With respect to the financial results that impacted compensation in 2018, we generally met or exceeded the performance goals for cash incentive awards.

In 2018, we granted performance share units to all our named executive officers with a three-year performance period. The number of shares issued at vesting will be based on the company's achievement of internal revenue growth goals (60% weighting) and total shareholder return as compared to the S&P 500 Index (40% weighting), subject to attaining a threshold level of adjusted income from continuing operations over such three-year period, and will range from 0% to 200% of target.

About three-quarters of the compensation we awarded to all our named executive officers was in the form of equity and about three-quarters of the aggregate equity awards granted to all our named executive officers was in the form of performance share units and stock options. Our named executive officers with a target annual equity incentive award received such awards in 2018 above target levels, which included performance share units.

In addition, in 2018, our compensation committee approved amendments to the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") to, among other things, impose a one-year minimum vesting requirement for equity awards, prohibit the cash buyout of underwater stock options, and clarify that certain shares cannot be re-credited to the Incentive Plan reserve.

Determining and Structuring Compensation

Compensation Philosophy and Objectives

Our executive officers are critical to our long-term success; therefore, we need to be competitive with companies that require talent aligned to our product, technology and service roadmaps. We

seek to pay our executive officers at levels that are competitive with other employers, both within and outside of our industry, to secure the best talent possible for all our stakeholders. Consistent with Fiserv's "pay for performance" philosophy, the compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives. We also seek to structure our compensation plans in a manner that is understandable to our shareholders and that is consistent with good corporate governance practices.

The goal of our executive compensation program is the same as our goal for operating our company: to create long-term value for our shareholders and clients. To this end, we design our compensation program to reward our executive officers for sustained financial, operating and strategic performance, to align their interests with those of our shareholders, and to encourage them to remain with the company for long and productive careers.

Determining Compensation

The Compensation Committee's Role

The compensation committee of the board of directors is responsible for:

- approving executive officer compensation

- approving compensation programs and plans in which our executive officers participate

- reviewing compensation-related risk

- administering our equity incentive plans including compliance with executive stock ownership requirements

- approving severance or similar termination payments to executive officers

- overseeing regulatory compliance with respect to compensation matters

With respect to executive officers, at the beginning of each year, the compensation committee sets base salaries, approves cash incentive awards for the prior year's performance, approves equity incentive awards, and establishes objective performance targets.

Management's Role

Our chief executive officer makes recommendations to our compensation committee concerning the compensation of executive officers other than himself, although performance measures included in his recommendations may apply generally to all executive officers. For example, when formulating recommendations to the compensation committee regarding the compensation of a group president, our chief executive officer considers, among other factors, the group's internal revenue growth, adjusted operating income, strategic progress, talent development, operational excellence and market data. Our chief executive officer annually completes a self-appraisal of his performance. For 2018, his self-appraisal focused on strategic impact, growth, leadership development, risk management and financial results. The appraisal, and the recommendations of the nominating and corporate governance committee, which administers the annual evaluation of the chief executive officer by the board, is considered by the compensation committee in its annual review of our chief executive officer's performance and compensation. Our chief executive officer does not attend the portion of any compensation committee meeting during which the committee deliberates on matters related specifically to his compensation.

Consultant's Role

In 2018, the compensation committee engaged Meridian Compensation Partners, LLC ("Meridian") to advise it regarding the structure of our performance-based equity, including the performance metrics applicable to our performance share unit awards. In addition, Meridian provided management with market compensation data, assistance with tally sheet calculations and advice regarding director stock ownership requirements. Management also obtained market compensation

data from Willis Towers Watson in 2018 pursuant to a standard data subscription. As further described herein, management used this market data to make recommendations to the committee regarding compensation matters. The committee reviewed Meridian's work and its policies and procedures regarding ensuring independence and concluded that Meridian was able to provide independent advice regarding executive compensation matters.

Tally Sheets

The compensation committee reviews executive officer compensation tally sheets each year. These summaries set forth the dollar amount of all components of each named executive officer's compensation, including base salary, annual target cash incentive compensation, annual target equity incentive compensation, value of unvested equity, potential severance, and employer contributions to 401(k) savings plans, allowing the committee to see what an executive officer's total compensation is and how a potential change to an element of our compensation program would affect an executive officer's overall compensation.

Shareholder Advisory Vote on Named Executive Officer Compensation

At our 2018 annual meeting, our shareholders approved, by approximately 94% of the votes cast, the compensation of our named executive officers as disclosed in our 2018 proxy statement. The compensation committee considered the results of the 2018 advisory vote at its meeting in February 2019. Because a substantial majority of our shareholders approved the compensation program described in the proxy statement for the 2018 annual meeting, the compensation committee did not implement changes to our executive compensation program as a result of the shareholder advisory vote. The compensation committee will continue to consider the results of shareholder advisory votes about our named executive officer compensation.

Structuring Compensation

Components of Compensation

The elements of compensation that we provided to our named executive officers for 2018 were base salary, annual cash incentive awards and equity incentive awards.

Type	Elements	Description
Short-Term Compensation	Base Salary	• Fixed annual amount • Provides a level of income security • Used to determine pay-based incentives
	Annual Cash Incentive	• Annual cash award based on achievement of annual performance objectives
Long-Term Compensation	Stock Options and Restricted Stock Units	• Equity grants that vest over a period of several years
	Performance Share Units	• Equity grants where the number of shares issued at vesting will be determined by the achievement of performance goals over a multi-year period

Base Salary

We provide base salary to compensate an executive officer for his or her regular work. When determining base salaries, the compensation committee considers market data, an executive officer's scope of responsibilities, the market value of their experience, overall effectiveness, and, except in the case of the base salary of our chief executive officer, the recommendations of our chief executive officer.

Cash Incentive Awards

We believe it is important to provide annual cash incentives to motivate our executive officers to achieve short-term financial and strategic performance objectives that, in turn, further our achievement of long-term objectives. We seek to offer cash awards in large enough proportion to base salary to ensure that a significant portion of each executive officer's cash compensation is "at risk" and payable only upon the achievement of defined objectives. Our compensation committee annually determines the performance objectives for and potential amounts of our cash incentive awards.

Equity Incentive Awards

We use three forms of equity to deliver compensation to our named executive officers: time-vesting stock options, time-vesting restricted stock units and performance share units.

Stock options deliver compensation to an executive officer only to the extent our stock price increases over the term of the award. Restricted stock units are settled in shares of common stock upon vesting. We believe restricted stock units serve as a strong reward and retention device, encouraging our executive officers to stay with the company until the restricted stock units vest.

Performance share units further align the long-term interests of our named executive officers with those of our shareholders. Our performance share units have a three-year performance period. The number of shares issued at vesting ranges from 0% to 200% of the target award based on the company's achievement of financial and strategic performance goals.

When making equity award decisions, we do not consider existing equity ownership because we do not want to discourage executive officers from holding significant amounts of our common stock. We also do not review realized compensation from prior equity awards when making current compensation decisions. If the value of equity awards granted in prior years increases significantly in future years, we do not believe that this positive development should impact current compensation decisions.

Mix of Compensation Components

We believe that the mix of compensation that we pay helps us to achieve our compensation objectives.

Components	Objectives
Fixed and variable compensation	We seek to increase the percentage of total pay that is "at risk" as executive officers move to greater levels of responsibility, with direct impact on company results.
Short-term and long-term focus	We seek to create incentives to achieve near-term goals by providing annual cash incentives, which are based on annual performance objectives. We seek to create incentives to achieve long-term goals by granting equity awards with multi-year performance periods to promote the achievement of long-term performance objectives linked to our enterprise strategic goals. We also grant equity awards with multi-year vesting periods, the ultimate value of which depends on our share price. These awards promote retention and further align the interests of our executive officers and shareholders.
Cash and equity compensation	We believe that executive officers in positions that more directly affect corporate performance should have as their main priority profitably growing the company. Accordingly, we generally structure the target compensation of these executive officers so that they receive a significant portion of their compensation in the form of equity. Using equity in this manner further aligns executive officers' interests with those of our shareholders, encourages retention and rewards our executive officers if we succeed.

Peer Group

In setting compensation levels for our executive officers, the committee considers, among other things, the compensation of similarly situated executives at companies in our peer group. To determine peer group compensation for an executive officer, the committee reviewed publicly available proxy and survey data regarding comparable executive officer positions and the compensation paid to our other executive officers in light of their relative functional responsibilities and experience. Notwithstanding the use of benchmarking as a tool to set compensation, comparison data only provides a context for the decisions that the compensation committee makes. The committee may also consider, among other matters, market trends in executive compensation, the percentage that each component of compensation comprises of an executive officer's total compensation and the executive officer's tenure in position.

After a comprehensive review, the committee updated the peer group that it considered in determining 2018 compensation to reflect changes in our industry, our businesses and at peer group companies. The compensation committee-approved peer group that we used for 2018 compensation is set forth below:

Alliance Data Systems Corporation	First Data Corporation	PayPal Holdings, Inc.
Automatic Data Processing, Inc.	Global Payments Inc.	Total System Services, Inc.
Broadridge Financial Solutions, Inc.	Intuit Inc.	Unisys Corporation
Discover Financial Services	Jack Henry & Associates, Inc.	Visa Inc.
Equifax Inc.	MasterCard Incorporated	The Western Union Company
Fidelity National Information Services, Inc.	Paychex, Inc.	Worldpay, Inc.

We believe our peer group is comprised of companies comparable to ours based on our industry, company size and competition for talent. In this regard, we include: companies that compete with us for talent; companies that directly compete with us in our primary businesses; companies with similar business models in similar industries because they reflect the complexities inherent in managing an organization with multiple business lines and revenue sources; and other publicly traded business-to-business, service-based companies that are of similar size based primarily on annual revenue and market capitalization.

2018 Named Executive Officer Compensation

Base Salaries

The compensation committee did not increase the base salaries of any named executive officers in 2018. It has not increased the base salary of our chief executive officer since he joined our company.

Cash Incentive Awards

Certain Terminology

Adjusted earnings per share, internal revenue growth and adjusted operating income are non-GAAP financial measures. See Appendix A to this proxy statement for a definition of these measures.

Messrs. Yabuki and Hau

The cash incentive payments to Messrs. Yabuki and Hau for 2018 were based 80% on financial metrics and 20% on the committee's assessment of the executive officer's progress with respect to strategic initiatives including employee engagement and client initiatives. With respect to financial metrics, the committee uses adjusted earnings per share as a performance measure because it believes that there is a direct correlation between an increase in adjusted earnings per share and shareholder value. The committee uses internal revenue growth because it believes that the long-term value of our enterprise depends on our ability to grow revenue without regard to acquisitions. For 2018, the committee set the target adjusted earnings per share performance goal at $3.05, which represented a 23% increase over our 2017 adjusted earnings per share. For 2018, we set the target internal revenue growth performance goal at 4.2% compared to internal revenue growth of 3.7% in 2017. For 2018, the committee gave each financial measure equal weight in determining the final award. With respect to the 20% of the award based on strategic initiatives, the committee considered a number of factors and determined the level of achievement in its judgment.

The threshold, target, maximum and actual amounts for Messrs. Yabuki and Hau for 2018 were as follows:

Performance Objective (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (40%)	$2.98	$3.05	$3.33 or more	$3.10
Internal Revenue Growth (40%)	2.0%	4.2%	6.7% or more	4.5%
Strategic Initiatives (20%)				
Award as a Percentage of Base Salary				
J. Yabuki	88%	175%	350%	173%
R. Hau	55%	110%	220%	110%

Mr. Vielehr and Ms. McCreary

The cash incentive payment to each of Mr. Vielehr and Ms. McCreary for 2018 was weighted 70% on achievement of financial metrics and 30% on the committee's assessment of his or her progress with respect to strategic initiatives including employee engagement and client initiatives. In addition to adjusted earnings per share and internal revenue growth, the committee considers adjusted operating income as both a key performance objective and a primary indicator of free cash flow growth. The compensation committee uses common corporate financial performance measures to ensure alignment across its functional leaders. With respect to the 30% of the award based on strategic initiatives, the committee considered a number of factors and determined the level of achievement in its judgment.

For 2018, the threshold, target, maximum and actual amounts for Mr. Vielehr were as follows:

Performance Objective (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (10%)	$2.98	$3.05	$3.33 or more	$3.10
Internal Revenue Growth (30%)	2.0%	4.2%	6.7% or more	4.5%
Adjusted Operating Income (in millions) (30%)	$1,755	$1,805	$1,905	$1,800
Strategic Initiatives (30%)				
Award as a Percentage of Base Salary	58%	115%	230%	111%

For 2018, the threshold, target, maximum and actual amounts for Ms. McCreary were as follows:

Performance Objective (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (10%)	$2.98	$3.05	$3.33 or more	$3.10
Internal Revenue Growth (35%)	2.0%	4.2%	6.7% or more	4.5%
Adjusted Operating Income (in millions) (25%)	$1,755	$1,805	$1,905	$1,800
Strategic Initiatives (30%)				
Award as a Percentage of Base Salary	48%	95%	190%	96%

Mr. McGranahan

The cash incentive payment to Mr. McGranahan for 2018 was weighted 70% on the achievement of financial metrics and 30% on the committee's assessment of his progress with respect to strategic initiatives including employee engagement and client initiatives. In addition to adjusted earnings per share, internal revenue growth and adjusted operating income, the committee considers group adjusted revenue given Mr. McGranahan's ability to directly impact the results of the businesses for which he is responsible. The committee set the performance goals for group adjusted revenue such that it believed that it would be unlikely that Mr. McGranahan would achieve the top end of the range, but it would be reasonably likely that the target could be achieved. With respect to the 30% of the award based on strategic initiatives, the committee considered a number of factors and determined the level of achievement in its judgment.

For 2018, the threshold, target, maximum and actual amounts for Mr. McGranahan were as follows:

Performance Objective (weighting)	Threshold	Target	Maximum	Actual
Adjusted Earnings Per Share (10%)	$2.98	$3.05	$3.33 or more	$3.10
Internal Revenue Growth (10%)	2.0%	4.2%	6.7% or more	4.5%
Adjusted Operating Income (in millions) (25%)	$1,755	$1,805	$1,905	$1,800
Group Adjusted Revenue (25%)				
Strategic Initiatives (30%)				
Award as a Percentage of Base Salary	58%	115%	230%	103%

Equity Incentive Awards

Overview

In 2018, we granted equity awards to the named executive officers based on the level of an executive officer's responsibilities within the company and the committee's judgment of each executive's performance with respect to strategic impact, building of organizational capacity, talent development, risk management, financial results, including adjusted earnings per share and internal revenue growth, and, other than with respect to his own awards, the recommendation of our chief executive officer. About three-quarters of the compensation we awarded to all our named executive officers was in the form of equity.

The equity mix awarded by the compensation committee to each of our named executive officers is consistent with our objective of emphasizing performance-based compensation and aligning our executive officers' economic interests with those of our shareholders. The mix of options and restricted stock units granted is determined by the committee based in part on the recommendation of the chief executive officer and an understanding of individual preference. The number of performance share units that would vest at target is based on the ability to drive high quality revenue growth and shareholder returns over the three-year performance period. The grant date fair value of performance share units, at target, and stock options granted to all named executive officers is about three-quarters of the aggregate value of all equity awards made to our named executive officers in 2018.

2018 Equity Awards

In February 2018, the compensation committee granted Mr. Yabuki performance share units having a grant date fair value of approximately $2 million at the target award level, stock options having a grant date fair value of approximately $4 million and restricted stock units having a grant date fair value of approximately $4 million. The committee considered Mr. Yabuki's performance with respect to strategic impact, building of organizational capacity, leadership development, risk management and financial results, including adjusted earnings per share and internal revenue growth, in connection with his award.

In February 2018, the compensation committee set threshold, target and maximum annual equity awards for Messrs. Hau, McGranahan and Vielehr and Ms. McCreary at levels commensurate with their experience and responsibilities and comparable to the equity compensation available to individuals holding similar positions at our peer companies. The grant date fair value of the annual equity incentive awards – performance share units at target, restricted stock units and options – as a percentage of base salary were as follows:

	Percent of Base Salary (%)			
	Threshold	**Target**	**Maximum**	**Actual Award[1]**
R. Hau	100%	320%	480%	452%
L. McCreary	75%	133%	200%	180%
D. McGranahan	100%	196%	400%	398%
B. Vielehr	100%	200%	400%	398%

(1) The actual awards expressed as a percentage of base salary include the grant date fair value of the performance share units granted in February 2018 at the target award level.

Each of Messrs. McGranahan and Vielehr also received a performance share unit award with a grant date fair value of approximately $1.1 million and $2.2 million at target, respectively, in connection with their respective promotions to Senior Group President and Chief Administrative Officer. These performance share units have the same performance period and performance measures as the annual performance share unit awards made earlier in 2018. In addition, as a result of their promotions, the target annual equity award going forward for each of Messrs. McGranahan and Vielehr was increased to 294% of base salary.

2018 Performance Share Units

For performance share units granted in 2018, 60% of the shares subject to the award will be issuable based on a three-year cumulative annual internal revenue growth rate, and 40% of the shares will be issuable based on our company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period. The performance multipliers to be applied to the target number of shares issuable pursuant to each named executive officer's award at the threshold, target and maximum achievement levels are as follows:

| | Internal Revenue Growth (60% Weighting) | | Total Shareholder Return (40% Weighting) | |
	Three-Year Cumulative Annual Growth Rate	Performance Multiplier	Three-Year Company TSR v. S&P 500 TSR (percentage points)	Performance Multiplier
Maximum	5.5% or greater	200%	+45 or greater	200%
Target	4.0%	100%	+/- 5	100%
Threshold	3.0%	25%	-25	50%

The three-year cumulative annual internal revenue growth rate will be calculated using the actual annual internal revenue growth rates for each of the three years in the performance period, and the company's total shareholder return relative to the S&P 500 will be calculated as the absolute difference between the two total shareholder return values over the three-year performance period. The performance share units are also subject to attaining a threshold level of adjusted income from continuing operations for the three-year period which, if not met, will result in no performance share units vesting. All named executive officers received a grant of performance share units in 2018.

The compensation committee uses adjusted income from continuing operations as the threshold performance measure because it believes there should be a minimum level of income generated before long-term, performance-based awards pay out. The committee focuses on internal revenue growth as a performance measure to determine 60% of the level of vesting because it believes that the long-term value of our enterprise is linked to our ability to grow revenue without regard to acquisitions, and it uses company total shareholder return on an absolute basis to determine 40% of the level of vesting because it believes that this metric further aligns our pay-for-performance philosophy with the creation of shareholder value.

2016 Performance Share Units

In 2016, the compensation committee granted 2,070 and 12,416 performance share units at target to each of Ms. McCreary and Mr. Vielehr, respectively, as part of their annual equity awards and 236,012 performance share units at target to Mr. Yabuki in connection with the renewal of his employment agreement. The vesting of the performance share units was subject to multiple criteria including the achievement of a threshold cumulative adjusted income from continuing operations goal of $2.5 billion, and a three-year cumulative annual internal revenue growth rate. In the case of Mr. Yabuki, in addition to the internal revenue growth rate (weighted 80%), there was a talent development goal (weighted 20%) to be determined by the committee in its discretion.

In February 2019, the compensation committee certified achievement of the threshold cumulative adjusted income from continuing operations goal, but the company's 3.9% cumulative annual internal revenue growth rate for the three-year period was below the threshold level of 4.0%. Accordingly, none of the performance share units granted to Ms. McCreary and Mr. Vielehr vested, and the 188,809 performance share units granted to Mr. Yabuki at target for financial performance also did not vest. With respect to the portion of Mr. Yabuki's award subject to a talent development goal, the committee determined that Mr. Yabuki exceeded the target for attracting, developing and motivating engaged management-level employees and creating a succession plan for his position, and the committee certified a performance multiplier of 200% for that portion of his award resulting in the vesting of 94,405 performance share units.

Other Elements of Compensation

Employee Stock Purchase Plan

We maintain a tax-qualified employee stock purchase plan that is generally available to all employees, including executive officers, which allows employees to acquire our common stock at a discounted price on an after-tax basis. This plan allows employees to buy our common stock at a 15% discount to the market price with up to 10% of their salary and incentives (up to a maximum of $25,000 in any calendar year), with the objective of allowing employees to benefit when the value of our stock increases over time.

Post-Employment Benefits

We provide severance and change-in-control protections to our named executive officers through agreements which are discussed below under the heading "Employment and Other Agreements with Executive Officers."

Perquisites

We generally do not provide significant personal-benefit perquisites to our named executive officers. More information regarding perquisites can be found in footnote 4 to the Summary Compensation Table below.

Retirement Savings Plan and Health and Welfare Benefits

We provide subsidized health and welfare benefits which include medical, dental, life insurance, disability insurance and paid time off on the same terms generally available to all salaried employees. Executive officers are entitled to participate in our health, welfare and 401(k) savings plans on generally the same terms and conditions as other employees, subject to limitations under applicable law. We do not provide a separate pension program or a supplemental executive retirement plan. Our employees, including executive officers, are immediately eligible for matching contributions under our 401(k) savings plan. Our matching contributions are capped at 3% of annual cash compensation and vest after two years.

Non-Qualified Deferred Compensation Plan

Our named executive officers, along with other highly compensated employees, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer up to 75% of base salary, commissions and/or any cash payment earned pursuant to one of our written incentive plans. We do not make any contributions to this plan.

Participants wishing to participate in the plan must make a deferral election each year and choose the time and form of distribution. The participant may elect to have distributions begin on a specified date or following retirement. Distributions will also occur in connection with any other separation from service, or upon death or a change in control. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) plan. Investment allocations may be changed at any time by the participant.

Additional Compensation Policies

Securities Trading Policy

We prohibit our executive officers from trading in our common stock during certain periods at the end of each quarter until after we disclose our financial and operating results unless such trading occurs under an approved Rule 10b5-1 plan. We may impose additional restricted trading periods at any time if we believe trading by executive officers would not be appropriate because of developments that are, or could be, material. In addition, we require pre-clearance by our chief legal officer and our chief executive officer of all stock transactions by designated senior members of management and our board of directors, including the establishment of a Rule 10b5-1 trading plan.

We also prohibit our employees, officers and directors from hedging or engaging in short sales of our stock. Furthermore, directors and executive officers are prohibited from pledging our stock and from entering into transactions in derivative instruments in connection with our stock.

Stock Ownership

We believe that stock ownership by our executive officers is essential for aligning management's long-term interests with those of our shareholders. To emphasize this principle, we maintain a stock ownership policy that requires our chief executive officer to own equity having a value of at least six times his base salary and our other executive officers to own equity having a value of at least four times their respective base salaries. We believe that these levels are sufficiently high to demonstrate a commitment to value creation, while satisfying our executive officers' needs for portfolio diversification. All executive officers are expected to satisfy the stock ownership requirements within five years after they become subject to them with minimum attainment levels beginning at the end of the second year. All named executive officers are in compliance with these requirements.

Compensation Recoupment Policy

In the event that we restate our financial results, we may recover all or a portion of the incentive awards that we paid or granted, or that vested, on the basis of such results. Recovery may be sought, in the discretion of the board, from any person who was serving as an executive officer of the company at the time the original results were published. Both cash and equity incentive awards are subject to recoupment; there is no time limit on our ability to recover such amounts, other than limits imposed by law; and recoupment is available to us regardless of whether the individuals subject to recoupment are still employed by us when repayment is required. To the extent recoupment is sought, the board of directors may, in its discretion, seek to recover interest on amounts recovered and/or costs of collection, and we have the right to offset the repayment amount from any compensation owed by us to any executive officer. The independent members of our board of directors, or a committee thereof comprised solely of independent directors, are responsible for determining whether recoupment is appropriate and the specific amount, if any, to be recouped by us.

Equity Award Grant Practices

The compensation committee approves annual equity awards to members of the company's executive committee, including all named executive officers, during its regularly-scheduled February meeting, after we issue our financial results for the prior year. The compensation committee also delegates authority to the chief executive officer and chief financial officer to approve annual equity awards to employees who are not executive officers from an equity award pool approved by the committee for this purpose. In addition, in order to accommodate the need for periodic awards, such as in connection with newly hired employees, promotions or retention awards, the compensation committee delegates authority to our chief executive officer and chief financial officer to enable either of them to grant equity awards within certain parameters; provided that all grants to directors and executive officers are specifically made by the compensation committee. Our equity grant policy prescribes the timing of awards or specific grant dates. Under the Incentive Plan, the exercise price of all options to purchase shares of our common stock may not be less than the closing price of our common stock on the NASDAQ stock market on the grant date.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct from our taxable income for federal income tax purposes in any one year with respect to our covered employees, including our named executive officers. Pursuant to the Tax Cuts and Jobs Act of 2017 (the "Act"), performance-based compensation is no longer exempt from the deduction limit, except that, under the Act, certain performance-based compensation paid pursuant to written binding contracts in effect on November 2, 2017 and not modified thereafter may still qualify for an exception from the deduction limit and we continue to consider how and whether compensation we pay in the future could qualify for this transitional relief under the Act. Notwithstanding our intentions, because of uncertainties as to the application and interpretation of Section 162(m), as amended by the Act, and any regulations to be issued thereunder, no assurance can be given that such compensation intended to satisfy the transitional relief for deductibility under Section 162(m) will so qualify. The compensation committee may also establish compensation arrangements that otherwise may not be fully tax deductible under applicable tax laws if it believes such compensation arrangements will further the objectives of our executive compensation program.

Employment and Other Agreements with Executive Officers

Yabuki Employment Agreement

In 2016, we amended the employment agreement with Mr. Yabuki to provide that Mr. Yabuki will continue to serve as our president and chief executive officer for at least another three-year term and, subject to election by our shareholders, as a director. In March 2019, the agreement automatically renewed for a one-year term, and will continue to do so, unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his employment agreement, as amended, Mr. Yabuki is entitled: (i) to receive an annual salary of at least $840,000; (ii) to participate in our executive incentive compensation plan with a target and maximum cash incentive award of not less than 175% and 350% of his base salary, respectively; (iii) to receive grants of options, restricted stock and/or other awards under our long-term incentive compensation program commensurate with his position, with each year's award having a grant date fair value of at least $8 million; and (iv) to participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Yabuki's employment agreement and key executive employment and severance agreement, or "KEESA," resulted from an arm's-length negotiation, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Other Employment Agreements

We entered into an agreement with each of Messrs. Hau, McGranahan and Vielehr and Ms. McCreary in connection with the start of their employment with us. Under Mr. Hau's agreement, he is entitled to: (i) receive an annual salary of at least $625,000; (ii) participate in our annual cash incentive plan with a target and maximum award of 110% and 220% of base salary, respectively; (iii) participate in our annual equity incentive plan with an annual target of $2,000,000; (iv) a sign-on equity grant of $2,500,000 of restricted stock units and $3,000,000 of stock options, each of which will vest one-half on each of the third and fourth anniversaries of grant; (v) a one-time cash award of $500,000 which was paid in full in 2016; and (vi) reimbursement of relocation expenses.

Under his agreement, Mr. McGranahan is entitled to: (i) receive an annual salary of at least $510,000; (ii) participate in our annual cash incentive plan with a target and maximum award of 115% and 230% of base salary, respectively; (iii) participate in our annual equity incentive plan with an annual target of $1,000,000; (iv) a sign-on equity grant of $1,000,000 of restricted stock units and $2,200,000 of stock options, each of which will vest one-half on each of the third and fourth anniversaries of grant; (v) a one-time cash award of $500,000 which was paid in full in 2017; (vi) an additional equity award of $3,000,000 in February 2020, subject to his continued full-time employment in good standing, which will vest in equal installments on the third and fourth anniversaries of grant; and (vii) reimbursement of relocation expenses.

We agreed to employ each of Ms. McCreary and Mr. Vielehr under their respective employment agreements until one party provides the other with a notice of termination. Under their employment agreements, each of Ms. McCreary and Mr. Vielehr is entitled to: (i) receive an annual salary of at least $350,000 and $470,000, respectively; (ii) participate in our executive cash incentive compensation plan; and (iii) participate in our executive long-term equity incentive compensation program with an annual target of at least $300,000 and 200% of base salary, respectively.

In addition, Messrs. Hau, McGranahan and Vielehr and Ms. McCreary are entitled to participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. The terms of each of their agreements and KEESAs resulted from arm's-length negotiations, and, as a result, we believe the terms reflect the market terms for a leader of a company of our size in our industry.

Key Executive Employment and Severance Agreements

We have entered into KEESAs, with our executive officers that provide for potential benefits in connection with a change in control. The closing of the proposed acquisition of First Data will not constitute a change in control under the KEESAs. A complete discussion of the terms of the KEESAs, together with an estimate of the amounts potentially payable under each KEESA, appears below under the heading "Potential Payments Upon Termination or Change in Control."

Compensation Committee Report

The compensation committee has reviewed and discussed the "*Compensation Discussion and Analysis*" contained in this proxy statement with management. Based on our review and the discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2018.

Doyle R. Simons, Chairman
Harry F. DiSimone
Dennis F. Lynch
Kim M. Robak

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, there were no compensation committee interlocks between us and other entities involving our executive officers and directors who serve as executive officers or directors of such other entities. During the last completed fiscal year, no member of the compensation committee was a current or former officer or employee.

Executive Compensation

Summary Compensation Table

The following table sets forth in summary form the compensation of our chief executive officer, our chief financial officer and our next three highest paid executive officers (collectively, our "named executive officers") for the year ended December 31, 2018.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1][2]	Option Awards[1]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Jeffery W. Yabuki	2018	$840,000	—	$6,112,010	$4,000,013	$1,451,596	$ 7,150	$12,410,769
President and Chief	2017	840,000	—	4,525,256	3,474,815	1,569,431	7,860	10,417,362
Executive Officer	2016	840,000	—	14,680,135	4,320,031	1,389,679	11,937	21,241,782
Robert W. Hau[5]	2018	625,000	—	1,678,043	1,150,016	684,462	131,520	4,269,041
Chief Financial Officer	2017	625,000	—	1,500,148	800,023	749,788	83,139	3,758,098
and Treasurer	2016	499,599	$500,000	2,500,008	3,000,004	649,935	151,244	7,300,790
Lynn S. McCreary	2018	450,000	—	511,343	300,026	434,219	8,250	1,703,838
Chief Legal Officer								
and Secretary								
Devin B. McGranahan[5]	2018	510,000	—	1,615,684	1,500,038	523,538	74,196	4,223,456
Senior Group President	2017	510,000	500,000	500,011	400,012	524,285	84,992	2,519,300
	2016	86,961	—	1,000,064	2,200,009	179,339	11,508	3,477,881
Byron C. Vielehr[6]	2018	510,000	—	2,703,383	1,500,038	567,561	8,250	5,289,232
Chief Administrative	2017	500,000	—	1,000,022	500,005	472,954	8,916	2,481,897
Officer	2016	470,000	—	1,200,006	600,001	396,482	11,664	2,678,153

(1) Reflects the grant date fair value of the awards granted in the respective years under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan"). Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 8 to our Consolidated Financial Statements for the year ended December 31, 2018.

(2) The amounts shown in this column include the grant date fair value of performance share units granted to Messrs. Yabuki ($2,111,633), Hau ($527,908), McGranahan ($1,615,684) and Vielehr ($2,703,383) and Ms. McCreary ($211,193) in 2018 at the target award level. The value realized by each of them at the end of the three-year performance period will depend on the company's achievement of internal revenue growth and total shareholder return goals, subject to attaining a threshold level of adjusted income from continuing operations, over the three-year period and will range from 0% to 200% of the target award.

If the highest level of performance conditions is met, the grant date fair value of these awards would be as follows: Mr. Yabuki - $4,223,266; Mr. Hau - $1,055,816; Ms. McCreary - $422,386; Mr. McGranahan - $3,231,368; and Mr. Vielehr - $5,406,766.

(3) These cash incentive payments were made pursuant to the Incentive Plan. These awards were earned in the year listed and paid in the following year.

(4) The amounts shown in this column include company matching contributions under our 401(k) savings plan. For 2018, the amount shown for each of Messrs. Hau and McGranahan also includes reimbursement for relocation-related expenses pursuant to the terms of his respective agreement. The amounts of Mr. Hau's and Mr. McGranahan's reimbursed relocation-related expenses in 2018 were $123,270 and $65,946, respectively. In addition, from time to time, named executive officers may make personal use of company seats for sporting or other events at no incremental cost to the company and, if applicable, food and beverage expenses are valued at cost.

(5) Messrs. Hau and McGranahan joined Fiserv on March 14, 2016 and October 31, 2016, respectively. For 2016, Mr. Hau's and Mr. McGranahan's base salaries were paid at an annualized rate of $625,000 and $510,000, respectively. The amount shown for each of them reflects the actual amount of base salary paid to him during 2016. In addition, Mr. McGranahan's non-equity incentive plan award for 2016 was pro-rated based on his period of service during the year.

(6) Mr. Vielehr's annualized base salary increased from $470,000 to $510,000 in April 2017. The amount shown for him reflects the actual amount of base salary paid to him during 2017.

The material terms of the company's agreements with Messrs. Yabuki, Hau, McGranahan and Vielehr and Ms. McCreary are set forth above under the heading "Compensation Discussion and Analysis – Employment and Other Agreements with Executive Officers."

Grants of Plan-Based Awards in 2018

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[1][2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[1][3]	All Other Option Awards: Number of Securities Underlying Options (#)[1][4]	Exercise or Base Price of Option Awards ($/Sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
J. Yabuki		739,200	1,470,000	2,940,000							
	02/21/2018							57,230			4,000,377
	02/21/2018								178,572	69.90	4,000,013
	02/21/2018				7,154	28,616	57,232				2,111,633
R. Hau		343,750	687,500	1,375,000							
	02/21/2018							16,454			1,150,135
	02/21/2018								51,340	69.90	1,150,016
	02/21/2018				1,789	7,154	14,308				527,908
L. McCreary		216,000	427,500	855,000							
	02/21/2018							4,294			300,151
	02/21/2018								13,394	69.90	300,026
	02/21/2018				716	2,862	5,724				211,193
D. McGranahan		295,800	587,000	1,174,000							
	02/21/2018								66,966	69.90	1,500,038
	02/21/2018				1,789	7,154	14,308				527,908
	03/29/2018				3,506	14,024	28,048				1,087,776
B. Vielehr		295,800	587,000	1,174,000							
	02/21/2018								66,966	69.90	1,500,038
	02/21/2018				1,789	7,154	14,308				527,908
	03/29/2018				7,012	28,047	56,094				2,175,475

(1) We made all of the awards reported above pursuant to the Incentive Plan. In March 2018, we completed a two-for-one split of our common stock. Accordingly, all share-based amounts are presented on a split-adjusted basis.

(2) The performance share units reported above have a three-year performance period. The number of shares issued at vesting will be determined as described above under "Compensation Discussion and Analysis – 2018 Named Executive Officer Compensation – Equity Incentive Awards – 2018 Performance Share Units," and will range from 0% to 200% of the target award.

(3) One-third of the restricted stock units reported above vest on each of the second, third and fourth anniversaries of the grant date.

(4) One-third of the stock options reported above vest on each anniversary of the grant date. The options have an exercise price equal to the closing price of our common stock on the grant date and expire on the 10 year anniversary of the grant date.

(5) The amounts in the table represent the grant date fair value of the restricted stock unit and stock option awards and, in the case of performance share units, the grant date fair value at the target award level. Information about the assumptions that we used to determine the grant date fair value of the awards is set forth in our Annual Report on Form 10-K in Note 8 to our Consolidated Financial Statements for the year ended December 31, 2018.

Outstanding Equity Awards at December 31, 2018

Name	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[1] Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
J. Yabuki					184,584[4]	13,565,078	57,232[5]	4,205,980
	—	178,572[6]	69.90	02/21/2028				
	62,272	124,546[7]	56.91	02/22/2027				
	183,850	91,926[8]	48.33	02/19/2026				
	412,992	—	39.53	02/18/2025				
	503,140	—	28.49	02/19/2024				
	634,376	—	20.18	02/20/2023				
	482,700	—	16.32	02/22/2022				
	658,380	—	15.43	02/23/2021				
	502,652	—	11.93	02/24/2020				
R. Hau					81,320[9]	5,976,207	38,912[5]	2,859,643
	—	51,340[6]	69.90	02/21/2028				
	14,336	28,676[7]	56.91	02/22/2027				
	—	188,088[10]	49.21	03/14/2026				
L. McCreary					16,432[11]	1,207,588	12,756[5]	937,438
	—	13,394[6]	69.90	02/21/2028				
	4,928	9,858[7]	56.91	02/22/2027				
	12,768	6,384[8]	48.33	02/19/2026				
	29,504	—	39.53	02/18/2025				
	21,310	—	28.49	02/19/2024				
	17,512	—	20.18	02/20/2023				
	19,496	—	16.32	02/22/2022				
	17,560	—	15.43	02/23/2021				
	18,000	—	12.68	03/15/2020				
D. McGranahan					20,310[12]	1,492,582	59,928[5]	4,404,109
	—	66,966[6]	69.90	02/21/2028				
	7,168	14,338[7]	56.91	02/22/2027				
	—	137,802[13]	49.24	10/31/2026				
B. Vielehr					17,064[14]	1,254,033	87,974[5]	6,465,209
	—	66,966[6]	69.90	02/21/2028				
	8,960	17,922[7]	56.91	02/22/2027				
	25,534	12,768[8]	48.33	02/19/2026				
	102,282	—	39.53	02/18/2025				
	233,784	—	27.48	12/01/2023				

(1) In each of December 2013 and March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis and, where applicable, rounded up to the nearest whole cent.

(2) The amounts in this column were calculated by multiplying the closing market price of our common stock on December 31, 2018 (the last day that NASDAQ was open for trading during our most recently completed fiscal year), $73.49, by the number of unvested shares or units.

(3) The performance share units granted in 2017 and 2018 have a three-year performance period ending December 31, 2019 and 2020, respectively, and are subject to a threshold level of adjusted income from continuing operations which, if not met, will result in no vesting of the performance share units. The performance share units granted in 2017 and 60% of the performance share units granted in 2018 will vest based upon cumulative annual internal revenue growth over the three-year period, and the remaining 40% of the performance share units granted in 2018 will vest based upon the company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period. The value realized by each named executive officer at the end of the three-year performance period will depend on the company's achievement of these goals.

(4) Includes 10,864 restricted stock units that vested on February 18, 2019, 18,486 restricted stock units that vested on February 19, 2019 and 26,504 restricted stock units that vested on February 22, 2019. The remaining restricted stock units will vest as follows: 18,488 on February 19, 2020; 19,076 on each of February 21, 2020 and 2021; 26,506 on each of February 22, 2020 and 2021; and 19,078 on February 21, 2022.

(5) For the performance share units granted in each of 2017 and 2018, performance through December 31, 2018 exceeded the applicable target level and, in accordance with Securities and Exchange Commission rules, such units are included in this table at the maximum level as

follows (2017 units; 2018 units): Yabuki (–; 57,232); Hau (24,604; 14,308); McCreary (7,032; 5,724); McGranahan (17,572; 42,356); and Vielehr (17,572; 70,402).

(6) One-third of the options vest on each anniversary of the grant date, February 21, 2018.

(7) One-third of the options vest on each anniversary of the grant date, February 22, 2017.

(8) One-third of the options vest on each anniversary of the grant date, February 19, 2016.

(9) Includes 4,686 restricted stock units that vested on February 22, 2019 and 25,404 restricted stock units that vested on March 14, 2019. The remaining restricted stock units will vest as follows: 5,484 on each of February 21, 2020 and 2021; 4,686 on each of February 22, 2020 and 2021; 25,404 on March 14, 2020; and 5,486 on February 21, 2022.

(10) One-half of the options vest on the third and fourth anniversaries of the grant date, March 14, 2016.

(11) Includes 3,164 restricted stock units that vested on February 18, 2019, 2,070 restricted stock units that vested on February 19, 2019, and 1,610 restricted stock units that vested on February 22, 2019. The remaining restricted stock units will vest as follows: 2,070 on February 19, 2020; 1,430 on February 21, 2020; 1,612 on each of February 22, 2020 and 2021; and 1,432 on each of February 21, 2021 and 2022.

(12) One-half of the restricted stock units will vest on each of October 31, 2019 and 2020.

(13) One-half of the options vest on the third and fourth anniversaries of the grant date, October 31, 2016.

(14) Includes 4,138 restricted stock units that vested on February 19, 2019 and 2,928 restricted stock units that vested on February 22, 2019. The remaining restricted stock units will vest as follows: 2,928 on February 22, 2020; 4,140 on February 19, 2020; and 2,930 on February 22, 2021.

Option Exercises and Stock Vested During 2018

During our fiscal year ended December 31, 2018, the named executive officers exercised options to purchase shares of our common stock and/or had restricted stock units and/or performance share units vest as set forth below. In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
J. Yabuki	1,002,968	64,317,239	136,375	9,932,803
R. Hau	—	—	—	—
L. McCreary	—	—	7,572	540,338
D. McGranahan	—	—	—	—
B. Vielehr	—	—	4,138	295,288

(1) The "Value Realized on Exercise" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the exercised stock options times the difference between the closing price of our common stock on the exercise date and the exercise price of the option and, along with the "Number of Shares Acquired on Exercise," has not been reduced to account for any shares withheld by the company to satisfy the exercise price or tax liability incident to the exercise of stock options.

(2) The "Value Realized on Vesting" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the vested restricted stock units or performance share units times the closing price of our common stock on the vesting date in the case of restricted stock units and the closing price of our common stock on December 31, 2018, the date on which the performance conditions had been satisfied, in the case of performance share units. The "Value Realized on Vesting" and "Number of Shares Acquired on Vesting" have not been reduced to account for any shares withheld by the company to satisfy the tax liability incident to the vesting of restricted stock units or performance share units.

Non-Qualified Deferred Compensation in 2018

The following table sets forth certain information for each of our named executive officers regarding non-qualified deferred compensation for the year ended December 31, 2018.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J. Yabuki	—	—	—	—	—
R. Hau	—	—	—	—	—
L. McCreary	—	—	(44,240)	—	728,744
D. McGranahan	—	—	—	—	—
B. Vielehr	—	—	—	—	—

Please see "Compensation Discussion and Analysis – 2018 Named Executive Officer Compensation – Other Elements of Compensation – Non-Qualified Deferred Compensation Plan" above for additional information about our non-qualified deferred compensation plan.

Potential Payments Upon Termination or Change in Control

In the discussion below, we describe potential payments to the named executive officers upon termination of employment or a change in control. The following descriptions are qualified in their entirety by reference to the relevant agreements. The complete definitions of cause, good reason, disability and change in control are set forth in the named executive officers' agreements with the company, all of which we have filed with the Securities and Exchange Commission. The closing of our proposed acquisition of First Data will not constitute a change in control under the agreements and plans described below other than with respect to the deferred compensation plan.

Terminology

"Cause" under the agreements generally refers to specified types of serious misconduct that may harm our company. In some cases, executive officers have "good reason" to terminate their employment if we change in a negative manner their working conditions or position within our organization or if we breach the terms of the agreements. "Disability" generally means physical or mental illness that causes the executive officer to become disabled to a degree as to be unable to perform substantially all of his or her duties for a continuous period of six months. The definitions may vary from agreement to agreement. Accordingly, the preceding summary description of the definitions is qualified by reference to the agreements themselves.

Employment Agreements

General

Our employment agreements with Messrs. Yabuki and Vielehr and Ms. McCreary provide for potential payments on certain terminations of employment. In addition, these agreements and our KEESAs, which we describe in more detail below, all provide that post-termination payments and benefits are subject to a six-month delay in the event that the executive officer is considered a "specified employee" within the meaning of Section 409A of the Internal Revenue Code at the time of a qualifying termination. The employment agreements also contain provisions that require

each of the named executive officers to maintain the confidentiality of our confidential information and proprietary data during and following his or her employment. In addition, Messrs. Yabuki and Vielehr and Ms. McCreary agree that during their employment and for 12 months after termination of employment, they will not compete with us or solicit our clients or our employees. Under the employment agreements, we have the ability to recover compensation previously paid to the named executive officer if he or she breaches these obligations.

Terms of Employment Agreement with Mr. Yabuki

We have the right to terminate Mr. Yabuki's employment at any time. Under his employment agreement, if we terminate Mr. Yabuki's employment or fail to renew the term of his employment other than for death, disability or cause, or Mr. Yabuki terminates his employment for good reason, he is entitled to receive: (i) a lump sum payment equal to five and one-half times his current annual base salary, (ii) full vesting of all equity awards, as well as the right to exercise stock options for not less than one year following the date of termination of his employment, but in no event longer than ten years from the date of grant, or if earlier, the latest date the option could have been exercised had Mr. Yabuki remained employed, (iii) a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Yabuki obtains health care coverage through subsequent employment, whichever is earlier.

If Mr. Yabuki's employment is terminated for death or disability, he or his estate, as applicable, is entitled to receive full vesting of all equity and long-term awards and a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination.

If the benefits to Mr. Yabuki under his employment agreement are duplicative of or inconsistent with the benefits provided under his equity award agreements or KEESA, his employment agreement provides that he will receive the most favorable benefits (determined on a benefit-by-benefit basis) under his equity award agreements or KEESA, on the one hand, or his employment agreement, on the other hand.

Terms of Employment Agreements with Ms. McCreary and Mr. Vielehr

We have the right to terminate Ms. McCreary's and Mr. Vielehr's employment at any time. If we terminate Ms. McCreary's employment other than for death, disability or cause, or if she terminates her employment due to the company's material breach of the agreement, she is entitled to receive a lump sum payment equal to 12 months of salary plus a pro rata portion of her average annual cash incentive award payment over the prior three years. If we terminate Mr. Vielehr's employment other than for death, disability or cause, he is entitled to receive a lump sum payment equal to 12 months of salary.

Other Agreements

We have entered into agreements with each of Messrs. Hau and McGranahan in connection with the start of their employment with us. Upon a termination without cause, each of them will receive 12 months of salary and accelerated vesting of all remaining unvested equity awards granted upon the commencement of his employment.

Key Executive Employment and Severance Agreements

General

Our Key Executive Employment and Severance Agreements ("KEESAs") set forth the amounts and types of benefits that we believe will enable us to keep our executive officers' interests aligned with those of our shareholders in the event of a change in control by allowing them to concentrate on taking actions that are in the best interests of our shareholders without consideration of whether their actions may ultimately have an effect on the security of their employment. We also intend for the benefits to recognize past contributions by the executive officers if they are asked to leave, and to help to prevent the departure of key managers in connection with an anticipated or actual change in control. The KEESAs fulfill these purposes by generally providing for severance in the event of a qualifying termination following a change in control and vesting of outstanding equity awards upon a change in control.

We believe these agreements provide for an equitable financial transition for an executive officer when an adverse change in his or her employment status is required as a result of certain unexpected corporate events. Because these agreements have been entered into for the specific purposes described above, these arrangements do not affect the decisions we make with respect to annual or long-term compensation.

Benefits

Pursuant to the terms of the KEESAs, upon a change in control, all stock options and restricted stock units granted prior to the change in control will become fully and immediately vested. In addition, if we terminate them other than for death, disability or cause, or they resign for good reason, within three years following a change in control, then our named executive officers will be entitled to receive:

- a cash termination payment equal to two times the sum of (i) their annual salary plus (ii)

  - their highest annual cash incentive award during the three completed fiscal years before the change in control; or

  - in the case of Mr. McGranahan, because he has not been employed by us for three or more years, the greater of 60% of his annual salary at the time of the change in control or the highest annual cash incentive award during the two completed fiscal years before the change in control;

- with respect to each incentive compensation award made to the named executive officer for all uncompleted periods as of the termination date, a cash payment equal to the value of such award prorated through the termination date as if the goals with respect to such award had been achieved (at the target level, if applicable), which we refer to as the "prorated bonus;" and

- continuation for up to three years of life, disability, hospitalization, medical and dental insurance coverage at our expense as in effect at the termination, in addition to certain other benefits related to securing other employment.

In the event their employment is terminated for death or disability within three years following a change in control, our named executive officers will be entitled to receive the prorated bonus under their KEESAs. If, within three years following a change in control, we terminate the employment of our named executive officers for any reason, or they resign or retire, our named executive officers (or their heirs or estate, as applicable) will also be entitled to receive: any unpaid base salary through the termination date; reimbursement of business expenses incurred through the termination date; any compensation previously deferred by the named executive officer; and the sum of any bonus or incentive compensation allocated or awarded but not yet paid.

The KEESAs also provide that if any portion of the benefits under the KEESAs or any other agreement to which they are a party would constitute an "excess parachute payment" for purposes of the Internal Revenue Code, then they will have the option to receive the total payments and pay the 20% excise tax imposed by the Internal Revenue Code, or have the total payments reduced such that they would not be required to pay the excise tax.

Change in Control Defined

A "change in control" under the KEESAs generally will occur if: any person becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power; specified changes occur to our incumbent board of directors; our shareholders approve a merger, consolidation or share exchange with any other corporation, or approve the issuance of voting securities in connection with a merger, consolidation or share exchange; or our shareholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets.

Non-Compete

Each named executive officer with a KEESA agrees that he or she will not, for a period of six months after the termination date, participate in the management of, be employed by or own any business enterprise at a location within the United States that substantially competes with us or our subsidiaries. In addition, during and following his or her employment, he or she will hold in confidence, and not directly or indirectly disclose, use or copy, our confidential information and proprietary data. Finally, each named executive officer agrees that

for a period of two years after the termination date, he or she will not hire or solicit for employment any person who is or was employed by us during the twelve months preceding his or her termination.

Equity Awards

Equity award agreements under the Incentive Plan provide that, on a recipient's death or disability, 100% of any then unexercisable stock options will become exercisable by the recipient until the earlier of one year following the triggering event or the stock option expiration date. In addition, the restricted stock unit and performance share unit agreements generally provide for pro rata vesting in the event of death or disability; provided that, with respect to performance share units, shares will not be issued until the end of the performance period based on the number of months of service during the performance period.

The equity award agreements also provide that, following a qualified retirement and subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations, all unvested stock option and restricted stock unit awards held by an executive officer will continue to vest on their original vesting schedule, and performance share units will vest after the end of the performance period, as if the executive officer had not ceased to be an employee. In addition, vested stock options will remain exercisable until the earlier of five years following retirement or the original expiration date of the stock option.

The equity award agreements require our named executive officers to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us or during the 12 months following the termination of their employment. In the event the named executive officer breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to any of our programs, plans or arrangements.

Upon a change in control, the Incentive Plan provides that if a named executive officer has an employment, retention, change in control or similar agreement that addresses the effect of a change in control on his or her awards, then such agreement will control. Otherwise, the Incentive Plan provides that the successor or purchaser may assume the stock option and restricted stock unit awards or provide substitute awards with similar terms and conditions; provided, that, if within 12 months following the change in control the named executive officer is terminated without cause or terminates his or her employment for good reason, the assumed equity award or such substitute award will become fully vested and exercisable and/or all restrictions on the award will lapse as of the time immediately prior to such termination of employment. In that case, the named executive officer will have 90 days after the termination to exercise an option award unless a longer exercise period is applicable under the agreement, and the confidentiality, non-compete and non-solicit covenants in the equity award agreement will cease to apply. If the successor or purchaser does not assume the stock option and restricted stock unit awards or issue replacement awards, then immediately prior to the change in control, each stock option and restricted stock unit award subject to the agreements will become fully vested and exercisable and/or all restrictions on the award will lapse.

The award agreements for performance share units provide that, upon a change in control prior to the end of the performance period, the named executive officer will be paid cash in an amount equal to the fair market value (as of the date of the change in control) of such number of shares eligible for issuance at 150% of the target award level. Thereafter, the award will terminate.

In addition, in connection with the First Data transaction, subject to approval of our compensation committee, the performance share units granted in 2017 and 2018 may be adjusted to account for the impact of the acquisition, including by adjusting the applicable performance goals, shortening the applicable performance period, converting the performance share units into time-based awards and/or accelerating the payout of the award. As of the date of this proxy statement, the compensation committee has not, however, made any determination in this regard.

Cash Incentive Awards

Our Incentive Plan provides that, upon a change in control, the successor or purchaser may assume the cash incentive awards to our named executive officers or provide substitute awards with similar terms and conditions. If the successor or purchaser in the change in control does not assume the cash incentive award or issue a replacement award, then any award earned but not yet paid will be paid to the named executive officer. If the cash incentive award is not yet earned, then the award will be canceled in exchange for a cash payment equal to the product of the amount that would have been due under the canceled award as if the performance goals measured at the time of the change in control were achieved at the same rate through the end of the performance period and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to the date of the change in control and the denominator of which is the number of whole months in the performance period.

Deferred Compensation

The closing of the proposed acquisition of First Data will constitute a change in control for purposes of our non-qualified deferred compensation plan and, as a result, participant's vested accounts relating to pre-2018 deferrals will be distributed upon closing in a lump sum.

Estimated Potential Payments Upon Termination or Change in Control

In the tables below, we estimate the maximum amount of compensation payable to our named executive officers based on their agreements in effect at, and assuming that the triggering event or events indicated occurred on, December 31, 2018. In March 2018, we completed a two-for-one split of our common stock. Accordingly, all amounts are presented on a split-adjusted basis and, where applicable, rounded up to the nearest whole cent. The amounts shown in the tables below rely on the following assumptions:

- The amount shown in the table with respect to stock options is equal to the difference between the exercise price of the unvested options which would experience accelerated vesting and $73.49, the closing price of our

- common stock on the last trading day of the calendar year.

- The amount shown in the table with respect to restricted stock units is equal to the closing price of our common stock on the last trading day of the calendar year times the number of unvested restricted stock units which would experience accelerated vesting.

- The amount shown in the table with respect to performance share units is equal to the closing price of our common stock on the last trading day of the calendar year times a number of performance share units based on performance through December 31, 2018.

- Except in the case of Mr. Yabuki, upon death or disability, performance share units vest after the end of the performance period on a pro rata basis depending on the number of months of service completed during the relevant performance period, and we assume that performance goals will be achieved at a level between the target and maximum for 2017 and 2018 awards.

- In the case of Mr. Yabuki, we assume that, upon death or disability or a termination without cause or resignation for good reason, his 2018 performance share units will fully vest after the end of the performance period at a level between the target and maximum.

- The prorated bonus amounts reflect the named executive officer's target cash incentive award for 2018 because we assume that the triggering event or events indicated occurred on December 31, 2018.

- The amount shown in the "Retirement (Equity Award Agreements)" column assumes that the named executive officer who was retirement-eligible at December 31, 2018 fulfills all retirement qualifications and complies with all ongoing obligations so that all unvested stock option and restricted stock unit awards held by him or her as of December 31, 2018 continue to vest on their original vesting schedule, and performance share units granted in 2017 and 2018 vest at a level between the target and maximum, as if the executive officer had not ceased to be an employee.

- The amount shown for "Post-Employment Benefits" on a termination without cause or resignation for good reason following a change in control is the value of three years of continued benefits for the named executive officer and his or her immediate family, including medical, dental and life insurance. The amount shown for "COBRA Reimbursement" in the case of Mr. Yabuki is the value of two years of continued medical and dental coverage for Mr. Yabuki and his immediate family. The value of the benefits is based on a number of assumptions, including the continued availability of these types of coverage at expected rates. Accordingly, the amount shown is only an estimate, and the actual amount payable by us may be greater or less than the amount shown.

- In accordance with the terms of the KEESAs, the amount shown for outplacement services is 10% of the executive officers' respective base salaries for 2018. Pursuant to their agreements, Messrs. Hau and McGranahan would also receive up to one year of outplacement services upon a termination without cause.

- The executive officers' KEESAs provide that the named executive officers are entitled to receive reimbursement for certain fees and expenses, up to $15,000, paid to consultants and legal or accounting advisors in connection with the computation of benefits under the KEESAs.

- In certain circumstances, our named executive officers could elect to have payments reduced to eliminate potential excise taxes; however, for purposes of the tables below, we have assumed that no such election has been made.

Potential Payment on a Change in Control without Termination of Employment; Acceleration of Vesting

Name	Number of Option Shares Vested on Accelerated Basis (#)	Number of Restricted Stock Units Vested on Accelerated Basis (#)	Number of Performance Share Units Vested on Accelerated Basis at 150% of Target Level (#)	Value Realized ($)
J. Yabuki	395,044	184,584	42,924	21,738,467
R. Hau	268,104	81,320	29,184	13,347,560
L. McCreary	29,636	16,432	9,567	2,282,841
D. McGranahan	219,106	20,310	44,946	8,615,606
B. Vielehr	97,656	17,064	65,981	6,961,886

Potential Payment on a Termination of Employment

Mr. Yabuki

Benefits and Payments	Death or Disability Prior to Change in Control (Employment Agreement) ($)	Retirement (Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:					
Base Salary	—	—	4,620,000	—	1,680,000
Cash Incentive Award	—	—	—	—	3,138,862
Prorated Bonus	1,470,000	—	1,470,000	1,470,000	1,470,000
Stock Options:					
Unvested	5,018,904	5,018,904	5,018,904	5,018,904	5,018,904
Restricted Stock Units:					
Unvested	13,565,078	13,565,078	13,565,078	13,565,078	13,565,078
Performance Share Units:					
Unvested	2,975,757	2,975,757	2,975,757	3,154,485	3,154,485
Benefits:					
COBRA Reimbursement	—	—	14,174	—	—
Post-Employment Benefits	—	—	—	—	109,175
Outplacement Services	—	—	—	—	84,000
Advisor Fees	—	—	—	—	15,000
Total	23,029,739	21,559,739	27,663,913	23,208,467	28,235,504

Mr. Hau

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	625,000	—	1,250,000
Cash Incentive Award	—	—	—	1,499,576
Prorated Bonus	—	—	687,500	687,500
Stock Options:				
Unvested	5,226,621	4,566,777	5,226,621	5,226,621
Restricted Stock Units:				
Unvested	2,125,257	3,733,880	5,976,207	5,976,207
Performance Share Units:				
Unvested	911,056	—	2,144,732	2,144,732
Benefits:				
Post-Employment Benefits	—	—	—	129,164
Outplacement Services	—	3,950	—	62,500
Advisor Fees	—	—	—	15,000
Total	8,262,934	8,929,607	14,035,060	16,991,300

Potential Payment on a Termination of Employment

Ms. McCreary

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Resignation for Material Breach or Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreements) ($)
Compensation:					
Base Salary	—	—	450,000	—	900,000
Cash Incentive Award	—	—	—	—	805,020
Prorated Bonus	—	—	378,656	427,500	427,500
Stock Options:					
Unvested	372,174	372,174	—	372,174	372,174
Restricted Stock Units:					
Unvested	223,189	1,207,588	—	1,207,588	1,207,588
Performance Share Units:					
Unvested	288,742	581,894	—	703,079	703,079
Benefits:					
Post-Employment Benefits	—	—	—	—	105,029
Outplacement Services	—	—	—	—	45,000
Advisor Fees	—	—	—	—	15,000
Total	884,105	2,161,656	828,656	2,710,341	4,580,390

Mr. McGranahan

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	510,000	—	1,020,000
Cash Incentive Award	—	—	—	1,048,570
Prorated Bonus	—	—	586,500	586,500
Stock Options:				
Unvested	3,819,942	3,341,699	3,819,942	3,819,942
Restricted Stock Units:				
Unvested	746,364	1,492,582	1,492,582	1,492,582
Performance Share Units:				
Unvested	1,207,735	—	3,303,082	3,303,082
Benefits:				
Post-Employment Benefits	—	—	—	115,797
Outplacement Services	—	3,950	—	51,000
Advisor Fees	—	—	—	15,000
Total	5,774,041	5,348,231	9,202,106	11,452,473

Potential Payment on a Termination of Employment

Mr. Vielehr

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreements) ($)
Compensation:					
Base Salary	—	—	510,000	—	1,020,000
Cash Incentive Award	—	—	—	—	1,031,848
Prorated Bonus	—	—	—	586,500	586,500
Stock Options:					
Unvested	858,909	858,909	—	858,909	858,909
Restricted Stock Units:					
Unvested	313,582	1,254,033	—	1,254,033	1,254,033
Performance Share Units:					
Unvested	1,693,798	4,370,818	—	4,848,944	4,848,944
Benefits:					
Post-Employment Benefits	—	—	—	—	146,094
Outplacement Services	—	—	—	—	51,000
Advisor Fees	—	—	—	—	15,000
Total	2,866,289	6,483,760	510,000	7,548,386	9,812,328

Pay Ratio

For the year ended December 31, 2018:

- The median annual total compensation of all our employees, other than the chief executive officer, was $78,052.

- The annual total compensation of our chief executive officer for purposes of the pay ratio calculation was $12,417,759.

- Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees is reasonably estimated to be 159 to 1 under Item 402(u) of Regulation S-K.

In accordance with Securities and Exchange Commission rules, we used the median employee as of December 31, 2017 in the pay ratio calculation for 2018 because since December 31, 2017, there has been no change in our employee population or employee compensation arrangements that we reasonably believe would significantly impact the pay ratio disclosure. In addition, we do not reasonably believe that there has been a change in the median employee's circumstances that would result in a significant change to our pay ratio disclosure.

We identified the median employee by examining base cash compensation plus overtime and shift differential for all individuals, excluding our chief executive officer, who were employed by us on December 31, 2017. We included all worldwide employees, whether employed on a full-time, part-time or seasonal basis. We believe base cash compensation is a reasonable basis on which to identify the median employee because those employees who receive cash incentive compensation, commissions or equity awards represent a relatively small portion of our employee population. As of December 31, 2017, we had approximately 24,000 employees, and as of December 31, 2018, we had over 24,000 employees.

Our methodology to identify the median of the annual total compensation of all employees included the following material assumptions, adjustments and estimates:

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated annually.

- We annualized 2017 base cash compensation for any permanent employees, whether full- or part-time, who were hired after January 1, 2017, and we used actual base cash compensation through December 31, 2017 for all temporary or seasonal employees and all permanent employees who were employed during the entire year.

- For permanent employees, we assumed that any pay increases took place on April 1, 2017 since this is the standard timing for our pay increases. Any pay increases taking place at other times during the year are immaterial to the overall result.

- For hourly employees, we calculated base cash compensation as the hourly rate for an individual times the regularly scheduled number of hours to be worked by that individual during the year.

- Overtime and shift differential pay was included only for our hourly employees in the U.S. We reasonably estimate that approximately 4.5% of all overtime and shift differential hours were worked by employees located outside the U.S. during 2017, and we believe any impact from those hours to be immaterial to the overall result. We also reasonably believe that the percentage of overtime and shift differential hours worked by associates located outside the U.S. during 2018 has not changed significantly from 2017.

- We did not make any cost-of-living adjustments in identifying the median employee.

With respect to our median employee, we identified and calculated the elements of such employee's annual total compensation for 2018 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and included the estimated value of such employee's 2018 employer-paid health care and short-term and long-term disability premiums. With respect to the annual total compensation of our chief executive officer, we used the amount reported in the "Total" column of our 2018 Summary Compensation Table included in this proxy statement plus the estimated value of our chief executive officer's 2018 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums as well as health savings account employer contribution.

The pay ratio described above may not be comparable to the pay ratio of other companies because our employee population, compensation structure, and the assumptions we made and the methodology we used in arriving at the pay ratio, may differ from those at other companies.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. These Section 16 reporting persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16 forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations from Section 16 reporting persons, we believe that, during our fiscal year ended December 31, 2018, all Section 16 reporting persons complied with all applicable filing requirements.

Proposal 4. Ratification of the Appointment of Independent Registered Public Accounting Firm

Background

The audit committee of the board of directors is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The audit committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2019. Deloitte has served as our independent registered public accounting firm since 1985. The audit committee periodically evaluates the performance and independence of Deloitte to determine whether we should continue to retain the firm. To this end, at least annually, Deloitte makes a presentation to the committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance. The audit committee is responsible for the audit fee negotiations associated with the retention of Deloitte. In addition, in conjunction with the mandated rotation of Deloitte's lead engagement partner, the audit committee and its chairman actively participate in the selection of a successor lead engagement partner. The members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders.

A representative of Deloitte is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Reason for the Proposal

Appointment of our independent registered public accounting firm is not required to be submitted for shareholder approval, but the audit committee of our board of directors is seeking ratification of its appointment of Deloitte as a matter of good corporate practice. If our shareholders do not ratify this appointment, the audit committee of the board of directors will consider it a direction to seek to retain another independent public accounting firm. Even if the appointment is ratified, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in our shareholders' best interests.

Vote Required and Recommendation of the Board of Directors

To ratify the appointment of Deloitte as our independent registered public accounting firm, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to ratify the appointment of Deloitte as our independent registered public accounting firm for 2019.

The board of directors recommends that you vote "FOR" Proposal 4.

Independent Registered Public Accounting Firm and Fees

The following table presents the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (the "Deloitte Entities") for services provided during 2018 and 2017.

	2018	2017
Audit Fees	$3,380,000	$3,381,000
Audit-Related Fees	4,886,000	3,898,000
Tax Fees	1,107,000	921,000
All Other Fees	—	—
Total	$9,373,000	$8,200,000

Audit Fees. Audit fees are for professional services rendered by the Deloitte Entities in connection with the integrated audit of our annual consolidated financial statements, the review of financial statements included in our quarterly reports on Form 10-Q, other statutory audits and other regulatory filings.

Audit-Related Fees. Audit-related fees are for professional services rendered by the Deloitte Entities for service auditor reports, services rendered in connection with the filing of registration statements, and financial due diligence advisory services.

Tax Fees. Tax fees are for tax consultations and tax return preparation and compliance.

Audit Committee Pre-Approval Policy

The audit committee has established pre-approval policies and procedures that require audit committee approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. For certain types of services, the audit committee pre-approves the particular services, subject to certain monetary limits, after the audit committee is presented with a schedule describing the services to be approved. The audit committee's pre-approval policies do not permit the delegation of the audit committee's responsibilities to management. In 2018, the audit committee pre-approved all services provided by our independent registered public accounting firm.

Audit Committee Report

In accordance with its written charter, the audit committee provides independent review and oversight of the accounting and financial reporting processes and financial statements of Fiserv, Inc., the system of internal controls that management and the board of directors have established, the audit process and the results of operations of Fiserv, Inc. and its financial condition. Management has the responsibility for preparing the company's financial statements and Deloitte & Touche LLP ("Deloitte"), the company's independent registered public accounting firm, has the responsibility for examining those statements.

The audit committee has reviewed and discussed with management and Deloitte the audited financial statements of Fiserv, Inc. for the fiscal year ended December 31, 2018. The audit committee has also discussed with Deloitte the matters required to be discussed by the standards of the Public Company Accounting Oversight Board. The audit committee has received the written disclosures and letter from Deloitte required by the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence and has discussed with Deloitte its independence. The audit committee has pre-approved all services provided and fees charged by the independent registered public accounting firm to Fiserv, Inc. and has concluded that such services are compatible with Deloitte's independence.

The audit committee also discussed with management, the internal auditors and Deloitte the quality and adequacy of the internal controls of Fiserv, Inc. and the organization, responsibilities, budget and staffing of the internal audit function of Fiserv, Inc. The audit committee reviewed with both Deloitte and the internal auditors their respective audit plans, audit scope and identification of audit risks. Based on the above-mentioned reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements of Fiserv, Inc. be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for filing with the Securities and Exchange Commission.

Denis J. O'Leary, Chairman
Alison Davis
John Y. Kim
JD Sherman

Proposal 5. Shareholder Proposal

The following proposal was submitted by an individual shareholder and will be voted on at the annual meeting if it is properly presented. **The board of directors asks you to read its Statement in Opposition which follows the proposal below and recommends you vote AGAINST the proposal.** The shareholder's name, address and number of shares of common stock held may be obtained upon written request to our Secretary.

The following proposal has been included exactly as we received it in accordance with the rules of the Securities and Exchange Commission:

Proposal 5 - Political Disclosure Shareholder Resolution

Resolved, shareholders request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
   a. The identity of the recipient as well as the amount paid to each; and
   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement

As a long-term shareholder of Fiserv, I support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Relying on publicly available data does not provide a complete picture of the Company's electoral spending. For example, the Company's payments to trade associations that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including Intuit Inc., Mastercard Inc., and Visa Inc., which present this information on their websites.

The Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections. I ask your support for this critical governance reform.

Political Disclosure Shareholder Resolution - Proposal 5

Fiserv's Statement in Opposition

The board of directors has carefully considered this proposal and recommends that you vote AGAINST it. We do not believe that the reporting of our political contributions in the manner proposed is an appropriate use of our resources as we are already subject to disclosure requirements under federal, state and local laws. Furthermore, U.S. federal law currently prohibits companies from making corporate contributions or providing anything of value directly to any political candidate, campaign committee or national party committee in connection with any federal election. While a company may not make these contributions, it can form a Political Action Committee ("PAC"), which is permitted to direct contributions to candidates for federal office, national party committees or candidates in states where only PAC contributions are permitted. We have chosen not to form a PAC and, therefore, we may not and do not make any such contributions.

We participate in various trade associations to keep abreast of business and technical issues as well as emerging standards within our industry. For example, in 2018, we paid dues to associations such as local and state chambers of commerce and financial services associations. The annual dues for these organizations were generally $10,000 or less, and none were more than $76,000. Because we do not join trade associations for the purpose of advancing a political agenda, our membership in a particular trade association does not necessarily represent our agreement with all of the association's positions or views, and the amount of the relevant expenditures is not significant, we do not believe reporting our dues by trade association would provide meaningful information to investors.

Vote Required and Recommendation of the Board of Directors

The number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal for it to gain approval. Unless otherwise specified, the proxies solicited hereby will be voted against the shareholder proposal.

The board of directors recommends that you vote "AGAINST" Proposal 5.

Other Matters

Shareholder Proposals for the 2020 Annual Meeting

Any proposal that a shareholder desires to include in our proxy materials for our 2020 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be delivered no later than December 11, 2019 to the following address: 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Lynn S. McCreary, Chief Legal Officer and Secretary.

Under our by-laws, shareholders who meet the requirements set forth in our by-laws may under certain circumstances include a specified number of director nominees in our proxy materials. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the 2019 annual meeting. Because we will commence mailing our proxy statement for the 2019 annual meeting on April 9, 2019, we must receive notice of a shareholder's director nomination for the 2020 annual meeting pursuant to the proxy access by-law provision no sooner than November 11, 2019 and no later than December 11, 2019. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2020 annual meeting.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2020 annual meeting must comply with the requirements set forth in our by-laws. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2019 annual meeting. Because we will commence mailing our proxy statement for the 2019 annual meeting on April 9, 2019, we must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2020 annual meeting no sooner than January 30, 2020, and no later than February 24, 2020. If the notice is received outside of that time frame, then we are not required to permit the business or the nomination to be presented at the 2020 annual meeting. Nevertheless, if our board of directors permits a matter of business submitted after February 24, 2020 to be presented at the 2020 annual meeting, then the persons named in proxies solicited by the board of directors for the 2020 annual meeting may exercise discretionary voting power with respect to such proposal.

Proxy Statement and Annual Report Delivery

Our Annual Report on Form 10-K for 2018 will be made available or mailed to each shareholder on or about April 9, 2019. We will furnish such report, without charge, to any person requesting a copy thereof in writing and stating such person is a beneficial holder of shares of our common stock on the record date for the 2019 annual meeting. Requests and inquiries should be sent to our corporate Secretary, Lynn S. McCreary, at the address below.

As permitted by rules of the Securities and Exchange Commission, services that deliver our communications to shareholders who hold their stock through a bank, broker or other holder of record may deliver a single copy of our Notice, annual report and proxy statement to multiple shareholders sharing the same address. Upon written or oral request, we will promptly deliver a separate copy of our Notice, annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the Notice, annual report and/or proxy statement may also request delivery of a single copy. Shareholders may make a request by writing to Lynn S. McCreary, Chief Legal Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

By Order of the Board of Directors

Lynn S. McCreary, Secretary
Brookfield, Wisconsin
April 9, 2019

Appendix A

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The company supplements its reporting of information determined in accordance with GAAP, such as revenue, earnings per share from continuing operations and net cash provided by operating activities, with "adjusted revenue," "internal revenue growth," "adjusted earnings per share" and "free cash flow." Management believes that adjustments for certain non-cash or other items and the exclusion of certain pass-through revenue and expenses should enhance shareholders' ability to evaluate the company's performance, as such measures provide additional insights into the factors and trends affecting its business. The company excludes these items from GAAP revenue, earnings per share from continuing operations and net cash provided by operating activities to more clearly focus on the factors management believes are pertinent to its operations, and management uses this information to make operating decisions, including the allocation of resources to the company's various businesses. In this proxy statement, the company also discloses performance goals related to cash incentive awards based on adjusted earnings per share, internal revenue growth and adjusted operating income, which is another non-GAAP financial measure. Set forth below is a description of these terms:

- Adjusted earnings per share is calculated as earnings per share from continuing operations in accordance with GAAP, excluding acquisition and related integration costs, certain costs associated with the achievement of the company's operational effectiveness objectives, severance costs, amortization of acquisition-related intangible assets, gain on sale of businesses, discrete income tax effects related to tax reform and certain other non-operating gains and losses or unusual items.

- Internal revenue growth is measured as the increase in adjusted revenue for the current year excluding acquired revenue and revenue attributable to dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Adjusted revenue is calculated as revenue in accordance with GAAP, excluding the impact of postage reimbursements in the company's Output Solutions business and including deferred revenue purchase accounting adjustments. Business unit or group adjusted revenue is calculated in the same manner using business unit or group revenue as applicable.

- Free cash flow is calculated as net cash provided by operating activities less capital expenditures, and excludes tax-effected severance, merger and integration payments; certain cash distributions from StoneRiver Group, L.P. ("StoneRiver"), a joint venture in which the company owns a 49 percent interest; tax reform payments; and other items which management believes may not be indicative of the future free cash flow of the company.

- Adjusted operating income is calculated as operating income in accordance with GAAP, excluding acquisition and related integration costs, certain costs associated with the achievement of the company's operational effectiveness objectives, severance costs, amortization of acquisition-related intangible assets, and gain on sale of businesses.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, earnings per share from continuing operations, net cash provided by operating activities, operating income or any other amount determined in accordance with GAAP.

Below are reconciliations of adjusted earnings per share, internal revenue growth and free cash flow to the most directly comparable measures determined in accordance with GAAP:

	2018	2017
GAAP earnings per share from continuing operations	$2.87	$2.86
Adjustments – net of income taxes:		
Merger, integration and other costs[1]	0.17	0.11
Severance costs	0.03	0.04
Amortization of acquisition-related intangible assets	0.31	0.25
Loss on early debt extinguishment[2]	0.03	—
Lending Transaction impact[3]	—	(0.08)
Gain on sale of businesses[4]	(0.37)	(0.01)
Unconsolidated affiliate activities[5]	0.01	(0.05)
Tax reform[6]	0.05	(0.64)
Adjusted earnings per share	$3.10	$2.48

Earnings per share is calculated using actual, unrounded amounts. In March 2018, the company completed a two-for-one split of its common stock. Accordingly, all amounts are presented on a split-adjusted basis.

(1) Merger, integration and other costs include acquisition and related integration costs and certain costs associated with the achievement of the company's operational effectiveness objectives, primarily consisting of expenses related to data center consolidation activities.

(2) Represents the loss on early debt extinguishment associated with the company's cash tender offer for and redemption of its $450 million aggregate principal amount of 4.625% senior notes.

(3) Represents the earnings attributable to the disposed 55 percent interest of the company's Lending Solutions business (the "Lending Transaction").

(4) Represents the gains on the Lending Transaction in 2018 and the sale of the company's Australian item processing business in 2017.

(5) Represents the company's share of the net gains on the sales of businesses at StoneRiver and the company's share of amortization of acquisition-related intangible assets on the Lending Transaction.

(6) Represents discrete income tax effects associated with U.S. federal tax reform and subsequent guidance issued by the Internal Revenue Service.

(in millions)	2018	2017
Revenue	$5,823	$5,696
Output Solutions postage reimbursements	(285)	(281)
Deferred revenue purchase accounting adjustments	3	8
Adjusted revenue	$5,541	$5,423

Internal revenue growth is measured as the increase in adjusted revenue for the current year excluding acquired revenue and revenue attributable to dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Revenue attributable to dispositions includes transition services revenue. Acquired revenue was $74 million and revenue attributable to dispositions was $82 million in 2018. Revenue attributable to dispositions in the prior year was $272 million.

(in millions)	2018	2017
Net cash provided by operating activities	$1,552	$1,483
Capital expenditures	(360)	(287)
Adjustments:		
Severance, merger and integration payments	106	84
StoneRiver cash distributions	(2)	(45)
Tax reform payments	23	—
Other	—	(3)
Tax payments on adjustments	(11)	(9)
Free cash flow	$1,308	$1,223

Appendix B

FISERV, INC.
AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN
(Effective July 1, 2019)

1. **Purpose**

Effective January 1, 2000, the Plan was adopted to provide employees of Fiserv and its Designated Subsidiaries with an opportunity to purchase Common Stock of Fiserv through accumulated payroll deductions. The Plan was amended and restated effective January 1, 2010 following approval by the Fiserv shareholders at the Annual Shareholders Meeting held in May 2009. The Plan was again amended and restated effective December 2, 2013, and subsequently amended and restated effective March 19, 2018, in each case, to make the adjustments required by the Plan as a result of the two-for-one split of Fiserv Common Stock effective as of the close of business on each restatement date. The Plan is now amended and restated effective July 1, 2019 (the "**Third Restatement Date**") following approval by the Fiserv shareholders at the Annual Shareholders Meeting held in May 2019 or at any adjournment or postponement thereof.

The following sections of the Plan shall apply exclusively to the employees of Fiserv and its participating U.S. subsidiaries, except where noted. It is the intention of Fiserv that this Plan, when applied to such employees, qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The provisions of the Plan, accordingly, shall be construed so as to comply with the requirements of that section of the Code.

The Company may, in its discretion, adopt sub-plans of the Plan applicable to particular countries or qualifying subsidiaries outside of the United States that are not intended to comply with the requirements of Section 423 of the Code (a "**Non-Section 423 Sub-Plan**"); provided however, that (i) the aggregate number of shares of Common Stock which may be sold under the Plan, including any Non-Section 423 Sub-Plan, does not exceed the aggregate number of shares of Common Stock subject to the Plan as provided in Section 13 of this Plan, and (ii) if a Non-Section 423 Sub-Plan provides for Company matching contributions, then the purchase price for the Common Stock must be not less than Fair Market Value on the purchase date and the matching contributions may not exceed twenty-five percent (25%) of the Common Stock so purchased.

2. **Definitions**

a. "**Administrator**" shall mean one or more officers of Fiserv, or any such delegate thereof.

b. "**Board**" shall mean the Board of Directors of Fiserv.

c. "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time. Reference to a section of the Code shall include that section and any comparable section or sections of any future legislation that amends, supplements or supersedes that section.

d. "**Committee**" shall mean the Compensation Committee of the Board, or any such delegate thereof. If the Compensation Committee shall not be in existence, any reference to the Committee shall mean the Board.

e. "**Common Stock**" shall mean the Common Stock of Fiserv.

f. "**Company**" shall mean Fiserv and any U.S. Designated Subsidiary of Fiserv. Except where the context clearly requires otherwise, any reference to "Company" in this Plan shall, with respect to a particular Employee, mean the entity by which he or she is employed.

g. "**Compensation**" shall mean the total wages, bonuses, commissions and overtime pay compensation paid during an Offering Period by the Company to an Employee, including deferrals described in Sections 415(c)(3)(D) and 132(f)(4) of the Code, but excluding (i) extra compensation based upon special arrangements; (ii) deferred compensation; (iii) reimbursed expenses (including, but not limited to, moving expenses); (iv) expense allowances (including, but not limited to, travel and entertainment expense allowance); (v) stock options and any gain or income attributable thereto; (vi) imputed income with respect to any group life insurance program maintained by the Company on behalf of an Employee; (vii) referral payments; and (viii) other extra compensation (including, but not limited to, cash and non-cash fringe benefits).

h. "**Employee**" shall mean a person employed by the Company on or after July 1, 2019; provided, however, that the Administrator may determine, in its sole discretion, in advance of any Offering Period, that any or all of the following groups of otherwise eligible Employees shall be ineligible to participate under the Plan for such Offering Period: (i) employees whose customary employment is for twenty (20) hours of service or less per week, (ii) employees whose customary employment is for not more than five (5) months in any calendar year, (iii) employees who have been employed less than two (2) years, (iv) employees who are "officers" within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, and/or (v) "highly compensated employees" as determined under Code Section 423 (or, in each case of items (i) through (iii), such lesser number of hours or period as specified by the Administrator).

Any leased employee, as defined in Code Section 414(n)(2), and any individual performing services for the Company as an independent contractor or other contract service provider under the terms of a contract, agreement or other special arrangement between the Company and the individual, or other third party, that the parties do not contemplate being an employment relationship, shall not be considered as an Employee for any purpose under the Plan.

i. "**Enrollment Date**" shall mean the first day of each Offering Period.

j. "**Exercise Date**" shall mean the last Trading Day of each Offering Period.

k. "**Fair Market Value**" shall mean, as of any date, the closing sales price for a share of Common Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on the date of such determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable.

l. "**Fiserv**" shall mean Fiserv, Inc., a Wisconsin corporation.

m. "**Foreign Employee**" shall mean an Employee who is a citizen or resident of a foreign jurisdiction (without regard to whether the Foreign Employee is also a citizen of the United States or a resident alien within the meaning of Code section 7701(b)(1)(A)).

n. "**Grant Date**" shall mean the same day as the Exercise Date; provided, however, that if the Committee or Administrator exercises its power under Section 20 to (i) designate a maximum number of shares that may be purchased by each employee during an Offering Period or (ii) require the application to establish the maximum number of shares that may be purchased by each employee during an Offering Period, then "Grant Date" shall mean the first Trading Day of each Offering Period.

o. "**Offering Period**" shall mean each of the calendar quarters of each year. The duration of Offering Periods may be changed pursuant to Section 4 of this Plan; provided that in no event may an Offering Period extend beyond twenty-seven (27) months from the Enrollment Date (or such period as may be permitted under Section 423 of the Code) for this Plan or any limit imposed by applicable law for any Non-Section 423 Sub-Plan.

p.   "**Plan**" shall mean this Employee Stock Purchase Plan as it may be amended from time to time.

q.   "**Purchase Price**" shall mean an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Exercise Date; provided, however, that the Purchase Price may be adjusted pursuant to Section 20.

r.   "**Reserves**" shall mean the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under option.

s.   "**Subsidiary**" shall mean a domestic or foreign corporation (other than Fiserv) in an unbroken chain of corporations beginning with Fiserv if each of the corporations (other than the last corporation in the chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in or of the other corporations in the chain. A corporation shall not fail to be a "Subsidiary" because the entity does not exist or has not yet been acquired by Fiserv or a Subsidiary as of the effective date of this amended and restated Plan.

t.   "**Trading Day**" shall mean a day on which the NASDAQ Stock Market is open for trading.

u.   "**U.S. Designated Subsidiary**" shall mean each Subsidiary that is legally organized in the United States, unless the Administrator excludes, in writing, such entity from participation in the Plan.

3.   **Eligibility**

a.   Any Employee who is employed by the Company on a given Enrollment Date, including an Employee who is on an authorized leave of absence on such date, shall be eligible to participate in the Plan. Notwithstanding the foregoing, the Administrator may exclude a Foreign Employee from participating in the Plan, including for any Offering Period intended to comply with Section 423 of the Code, if the grant of an option to such Employee under the Plan is prohibited under the laws of the applicable foreign jurisdiction or if compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Code Section 423.

b.   Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of Fiserv or of any Subsidiary and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of Fiserv or of any Subsidiary, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of Fiserv and its Subsidiaries accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock, determined at the Fair Market Value of the shares on the Grant Date of such option (or such other limit imposed by Section 423 of the Code) for each calendar year in which such option is outstanding at any time.

4.   **Offering Periods**

The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on the first day of the calendar quarters of each year, or on such other date as the Committee shall determine, and continuing thereafter until terminated in accordance with Section 20 hereof. The Committee shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings if such change is announced within a reasonable period of time prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. **Participation**

    a.   An eligible Employee may become a participant in the Plan by completing and submitting a participation agreement prior to the applicable Enrollment Date in accordance with the procedures established by the Administrator. An eligible Employee who does not timely complete and submit a participation agreement shall not participate in the Plan for that Offering Period, but shall be eligible to elect to participate in subsequent Offering Periods in which he or she is otherwise eligible.

    b.   Payroll deductions for a participant shall commence on the first payday following the Enrollment Date and shall end on the last payday in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6. **Payroll Deductions**

    a.   At the time a participant submits his or her participation agreement, he or she shall elect to have payroll deductions made on each payday during the Offering Period in any whole percentage, but not exceeding ten percent (10%) of the Compensation (or such lesser amount as is established by the Administrator for such Offering Period) which he or she receives on each payday during the Offering Period. Contributions to the Plan other than by payroll deduction are not permitted.

    b.   A participant may not change the amount of payroll deductions during an Offering Period, but may change the amount to be deducted for any subsequent Offering Period in accordance with procedures established by the Administrator.

    c.   A participant may discontinue his or her participation in the Plan, as provided in Section 10 hereof, during an Offering Period by completing and submitting a form provided for such purpose in accordance with the procedures established by the Administrator.

    d.   A participant's participation agreement shall remain in effect for successive Offering Periods (including any portion of an Offering Period during which the participant is on an authorized leave of absence, although payroll deductions will be discontinued for any period for which the participant is not receiving Compensation) unless terminated prior to an Offering Period as provided in Section 10 hereof.

    e.   All payroll deductions made for a participant shall be credited to an unfunded and unsecured bookkeeping account maintained on behalf of the participant and deposited with the general funds of the Company.

    f.   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant's payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period. Payroll deductions so decreased under Section 3(b)(ii) hereof shall recommence at the rate provided in such participant's participation agreement for the first Offering Period that has a Grant Date in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

    g.   Notwithstanding the foregoing, if required by the terms of any 401(k) plan sponsored by the Company, a participant's payroll deductions may be decreased to zero percent (0%) upon the date such participant receives a hardship withdrawal from such 401(k) plan. In such event, payroll deductions shall automatically recommence on the date permitted by such 401(k) plan.

    h.   At the time the option is exercised, in whole or in part, or at the time some or all the Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the federal, state or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to Fiserv any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Employee.

7. **Grant of Option**

On the Grant Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date of such Offering Period (at the applicable Purchase Price) up to a number of shares of the Common Stock determined by dividing such Employee's accumulated payroll deductions as of the Exercise Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b) and 13 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof. The Option shall expire on the last day of the Offering Period.

8. **Exercise of Option**

Unless a participant withdraws from the Plan prior to the Exercise Date in accordance with the withdrawal deadline and other procedures established by the Administrator, as provided in Section 10 hereof, his or her option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of shares (including fractional) shall be purchased for such participant at the applicable Purchase Price with the payroll deductions accumulated during the Offering Period. For clarity, in no event shall a fractional share actually be purchased under the Plan; rather, the participant's Plan Account (as defined in Section 9 below) shall be credited with a fractional share economic interest, without legal title or voting or other legal rights, pursuant to such procedures and rules as are established by the Administrator. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

If the accumulated payroll deductions cannot be used to purchase shares hereunder due to the application of any limits of the Plan or the Code to such individual, the accumulated amounts that are not used to purchase shares shall be credited to the participant's Plan Account.

If, on any Exercise Date, the total number of shares of Common Stock to be purchased pursuant to the Plan by all participants would cause the Plan to exceed the number of shares authorized under the Plan (including any Non-Section 423 Sub-Plan) or allocated to such Offering Period by the Administrator, then each participant shall purchase his or her pro rata portion of the shares of Common Stock remaining available under the Plan (including any Non-Section 423 Sub-Plan) based on the amount accumulated for such participant during such Offering Period as compared to the total amount accumulated for all participants during such Offering Period.

9. **Delivery**

a.   As soon as administratively practicable following the Exercise Date, the shares of Common Stock purchased on behalf of a participant pursuant to the exercise of his or her option and any fractional share economic interest will be credited to an account with a transfer agent or a securities brokerage firm, as selected by the Administrator, in the name of the participant (the "**Plan Account**"). By electing to participate in the Plan, a participant will be deemed to authorize the establishment of a Plan Account in his or her name with the transfer agent or securities brokerage firm selected by Fiserv. Subject to Section 9(b), a participant may request that the transfer agent or securities brokerage firm arrange, subject to any applicable fee, for the delivery to the participant or an account designated by the participant of some or all of the Common Stock held in the participant's Plan Account. If the participant desires to sell some or all of his or her shares of Common Stock held in his or her Plan Account, he or she may do so (i) by disposing of the shares of Common Stock through the transfer agent or securities brokerage firm subject to any applicable fee, or (ii) through such other means as the Administrator may permit.

b.   Before the commencement of any Offering Period, the Administrator may require that (i) any shares of Common Stock purchased under the Plan during such Offering Period be retained in the Plan Account for a designated period of time (and may restrict dispositions during that period) and/or may establish other procedures to restrict transfer of shares of Common Stock and/or (ii) shares of Common Stock purchased under the Plan automatically participate in a dividend reinvestment plan or program established by the Company while held in the Plan Account.

10.   **Withdrawal**

a.   At any time during an Offering Period, a participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering Period by submitting to the Company, or a third party designated by the Administrator, a notice of withdrawal in such form as the Company requires. Such withdrawal may be elected at any time, but must be received prior to the end of the Offering Period in accordance with the withdrawal deadline and other procedures established by the Administrator. Upon withdrawal from the Offering Period by a participant, the Company shall distribute to such participant all of his or her accumulated payroll deductions under the Offering Period, without interest, and such participant's interest in the Offering Period shall be automatically terminated. A participant's withdrawal from an Offering Period will have no effect on his or her eligibility to participate in subsequent Offering Periods that commence after the termination of the Offering Period from which the participant withdraws, but the participant will be required to complete and submit a new participation agreement in order to participate in subsequent Offering Periods under the Plan.

b.   A participant's withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan, which may hereafter be adopted by Fiserv.

11.   **Termination of Employment; Leave of Absence**

Upon a participant ceasing to be an Employee for any reason, including death, he or she shall be deemed to have elected to withdraw from the Plan and his or her payroll deductions accumulated during the Offering Period, but not yet used to purchase shares of Common Stock, shall be returned to such participant, or participant's beneficiary, and such participant's option shall be automatically terminated. The preceding sentence notwithstanding, a participant who receives payment in lieu of notice of termination of employment shall be treated as continuing to be an Employee for the participant's customary number of hours per week of employment during the period in which the participant is subject to such payment in lieu of notice. For purposes of this Section 11, a participant will not be deemed to have terminated employment in the case of any leave of absence approved by the Company.

12.   **Interest**

No interest shall accrue on the payroll deductions of a participant in the Plan.

13.   **Stock**

a.   Subject to adjustment upon changes in capitalization of Fiserv as provided in Section 19 hereof, the maximum number of shares of the Common Stock which shall be made available for sale under the Plan (including any Non-Section 423 Sub-Plan) after the Third Restatement Date, regardless of the number of shares previously approved for sale under the Plan that remain available as of the Third Restatement Date, shall be limited to twenty-five million (25,000,000) shares. If, on a given Exercise Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the Plan (including any Non-Section 423 Sub-Plan), the Administrator shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

b.   For the avoidance of doubt, the aggregate number of shares of Common Stock which may be sold under the Plan, including any Non-Section 423 Sub-Plan, shall not exceed the aggregate number of shares of Common Stock subject to the Plan as provided in this Section 13.

c.   A participant shall have no interest or voting right in shares covered by his or her option until the option has been exercised; provided that, a participant's fractional share economic interest obtained upon exercise is subject to the limitations set forth in Section 8.

d.   Whole shares to be delivered to a participant under the Plan shall be registered solely in the name of the participant.

14.   **Administration**

a.   The Plan shall be administered by the Committee or the Administrator, as specified herein. If the Plan does not specify whether the Committee or Administrator has specific authority with respect to an aspect of the Plan, such authority shall reside with the Administrator, unless applicable law requires such authority to reside with the Committee.

b.   The Committee or the Administrator, to the extent of their authority, shall have full and exclusive discretionary authority to administer the Plan, including, without limitation, the authority to (i) construe, interpret and apply the terms of the Plan; (ii) determine eligibility and to adjudicate all disputed claims filed under the Plan; (iii) establish sub-plans, policies, interpretations, practices and procedures of this Plan; (iv) prescribe and require the use of appropriate forms (including electronic forms); (v) prepare reports, notices, and any other documents related to the Plan; (vi) hire all persons (including third-party vendors) providing services to the Plan; and (vii) delegate to one or more individuals such duties and functions related to the operation and administration of the Plan as they so determine, except to the extent prohibited by applicable law.

c.   Every finding, decision and determination made by the Committee or the Administrator shall, to the full extent permitted by law, be final and binding upon all parties.

d.   All participation agreements, forms and notices required hereunder may be provided or made available in paper form, electronically or telephonically, as the Administrator specifies.

15.   **Transferability**

Neither payroll deductions accumulated on behalf of a participant or any rights to exercise an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the participant. Any such attempt at assignment transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from an Offering Period in accordance with Section 10 hereof.

16.   **Use of Funds**

All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17.   **Payment of Expenses**

The Administrator may specify that all or some of the costs of administering and carrying out the Plan, including any costs incurred with respect to the sale or transfer of shares of Common Stock from a Plan Account, shall be borne by the Company and/or charged to participants' Plan Accounts. The Administrator need not treat participants uniformly unless so required by Code Section 423.

18. **Reports**

Individual Plan Accounts shall be maintained for each participant in the Plan. Statements of account shall be made available to participating Employees after the end of each Offering Period setting forth with respect to such Offering Period the number of shares purchased and the price per share thereof, and also setting forth the total number of shares then held in each Plan Account.

19. **Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale**

a.   Changes in Capitalization. Subject to any required action by the shareholders of Fiserv, the Reserves, the maximum number of shares each participant may purchase per Offering Period, as well as the price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by Fiserv; provided, however, that conversion of any convertible securities of Fiserv shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board or Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by Fiserv of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

b.   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of Fiserv, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the "**New Exercise Date**"), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board or Committee. The New Exercise Date shall be before the date of Fiserv's proposed dissolution or liquidation as determined by the Board or Committee. The Company shall notify each participant in writing in advance of the New Exercise Date that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

c.   Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of Fiserv, or the merger of Fiserv with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period then in progress shall be shortened by setting a New Exercise Date. The New Exercise Date shall be before the date of Fiserv's proposed sale or merger as determined by the Board or Committee. The Company shall notify each participant in writing in advance of the New Exercise Date that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

20. **Amendment or Termination**

a.   The Board or Committee may at any time and for any reason terminate or amend the Plan. The Administrator may also amend the Plan in any manner not prohibited by applicable law. Except as provided in Section 19, no such termination can affect options previously granted. Nevertheless, an Offering Period may be terminated by the Board or Committee before any Exercise Date if the Board or Committee, as applicable, determines that the termination of the Offering Period or the Plan is in the best interest of Fiserv and its shareholders. Except as provided in Section 19 and this Section 20, no amendment may make any change in any option theretofore granted that adversely affects the rights of any participant. To the extent necessary to comply with Section 423 of the Code (or any other applicable law, regulation or stock exchange rule), Fiserv shall obtain shareholder approval in such a manner and to such a degree as required.

b.   Without shareholder approval or consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Committee or Administrator (to the extent permitted by applicable law) shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Committee or Administrator determines in its sole discretion advisable, that are consistent with the Plan.

c.   In the event the Board or Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequences including, but not limited to:

i.   altering the Purchase Price for any Offering Period, including an Offering Period underway at the time of the change in Purchase Price;

ii.   shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Board or Committee action; and

iii.   allocating shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Plan participants.

d.   In the event the Board or Committee determines that the terms of the Plan or any option will not comply with the laws of a foreign jurisdiction applicable to Foreign Employees, the Board or Committee may modify or amend the Plan or any option to comply with such laws; provided that such amendments or modifications to the Plan or an option as applied to such Foreign Employees do not provide more favorable terms than are applied to Employees resident in the United States as provided by Section 423 of the Code.   Such modifications or amendments shall not require shareholder approval or the consent of any Plan participants.

21.   **Notices**

All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22.   **Conditions Upon Issuance of Shares**

Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for Fiserv, such a representation is required by any of the aforementioned applicable provisions of law.

23. **Term of Plan**

The Plan, as amended and restated, became effective on the Third Restatement Date. It shall continue in effect for a term of ten (10) years from July 1, 2019 unless sooner terminated under Section 20 hereof.

24. **No Employment Rights**

The Plan does not, directly or indirectly, create in any Employee or class of Employees any right with respect to continuation of employment by the Company, and it may not be deemed to interfere in any way with the Company's right to terminate, or otherwise modify, an Employee's employment at any time.

25. **Effect of Plan**

The provisions of the Plan, in accordance with its terms, will be binding upon, and inure to the benefit of, all successors of each Employee participating in the Plan including, without limitation, the Employee's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of the Employee.

26. **Governing Law**

The Plan will be construed, interpreted, applied and enforced in accordance with the laws of the State of Wisconsin, other than its laws regarding choice of laws, except to the extent that the state law is preempted by any federal law.